Exhibit 2.1
Execution Version
SHOCKWAVE MEDICAL, INC.
as Purchaser
and
NEOVASC INC.
as Corporation

ARRANGEMENT AGREEMENT JANUARY 16, 2023

i

SCHEDULES

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Representations and Warranties of Corporation
Schedule D	Representations and Warranties of Purchaser
Schedule E	CVR Agreement
    ii

ARRANGEMENT AGREEMENT
THIS AGREEMENT is made as of January 16, 2023,
BETWEEN:
Shockwave Medical, Inc., a corporation existing under the Laws of the State of Delaware
(“Purchaser”)
- and -
Neovasc Inc., a corporation existing under the Canada Business Corporations Act
(“Corporation”).
NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:
Article 1
INTERPRETATION
Section 1.1Defined Terms
As used in this Agreement, the following terms have the following meanings:
“401(k) Plan” has the meaning specified in Section 4.10.
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction involving only Corporation and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons other than Purchaser (or one or more of its affiliates) relating to: (a) any direct or indirect sale, disposition or joint venture (or any lease, long term supply agreement, licence or any other arrangement having the same economic effect as a sale), of assets (including Intellectual Property Rights) of Corporation or any of its Subsidiaries (including any voting or equity securities of any of Corporation’s Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings, of Corporation and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of Corporation most recently filed on SEDAR prior to such offer, proposal or inquiry), or (b) any direct or indirect acquisition by any such Person or group of Persons acting jointly or in concert with such Person within the meaning of Securities Laws, of Shares (including securities convertible into or exercisable or exchangeable for Shares) representing, when taken together with the Shares (including securities convertible into or exercisable or exchangeable for Shares) held by any such Person or group of Persons acting jointly or in concert with such Person, 20% or more of the Shares (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for Shares), in either case of (a) or (b), whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up or other transaction involving Corporation and/or any of its Subsidiaries, and whether in a single transaction or a series of related transactions.
“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions, as in effect on the date of this Agreement.

“Agreement” means this arrangement agreement between Purchaser and Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.
“Anti-Corruption Laws” has the meaning specified in Section 39 of Schedule C.
“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.
“Articles of Arrangement” means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.
“Authorization” means, with respect to any Person, any order, permit, certification, accreditation, approval, consent, waiver, license or similar authorization of any Governmental Entity or standards-setting organization, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.
“Base Premium” has the meaning specified in Section 4.8(1).
“B-Balloon” means B-Balloon Ltd., a wholly owned subsidiary of the Corporation incorporated under the laws of Israel, which is in the process of voluntary liquidation.
“Board” means the board of directors of Corporation as constituted from time to time.
“Board Recommendation” has the meaning specified in Section 2.4(2).
“Books and Records” means the books and records of Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or San Francisco, California.
“Canadian Defined Benefit Pension Plan” means an Employee Plan required to be registered under federal, provincial or territorial pension standards legislation or other similar Laws or a “registered pension plan” (as defined in subsection 248(1) of the Tax Act or other similar Laws), which contains a “defined benefit provision” (as defined in subsection 147.1(1) of the Tax Act or other similar Laws).
“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, along with its associated regulations and related guidance.
“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“cGMP” means the standards mandated by Law relating to the quality oversight, design, manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, importing, exporting, handling and holding of drugs, biologics, and medical devices including but not limited to the applicable quality system requirements at 21 C.F.R. Part 820.
“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).
“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Shareholders in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement.
“Collective Agreements” means all collective bargaining, works council and union agreements currently applicable to Corporation and/or any of its Subsidiaries.
“Consideration” means the consideration to be received by the Shareholders and holders of RSUs, SARs and In-the-Money Options pursuant to the Plan of Arrangement, consisting of, (i) for each Share, RSU and SAR of (a) $27.25 in cash, subject to adjustment in the circumstances contemplated in Section 2.12 (the “Cash Portion”) and (b) one CVR and (ii) for each In-the-Money Option (a) an amount equal to the Cash Portion less the applicable per share exercise price in respect of such In-the-Money Option and (b) one CVR.
“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating document and all amendments thereto.
“Contract” means any legally binding agreement, commitment, engagement, contract, licence, obligation, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which Corporation or any of its Subsidiaries is a party or by which Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.
“Convertible Note” means the Restated Senior Secured Convertible Note issued by Corporation on March 23, 2022 to the holder thereof in the initial principal amount of $13,000,000.
“Convertible Note Conversion” means the conversion of the Convertible Note into Shares, effective immediately prior to the Effective Time, pursuant to Section 3.1 of the Convertible Note.
“Convertible Note Conversion Agreement” means the Conversion, Support and Voting Agreement, dated the date hereof, among Purchaser, the Corporation and the holder of the Convertible Note.
“Corporation Contractors” means all individuals who are independent contractors, consultants, or advisors of the Corporation and/or any of its Subsidiaries as of the Effective Date.
“Corporation Data” means all data collected, used, transferred, generated, or received by the Corporation and the Subsidiaries or third parties on behalf of the Corporation and the Subsidiaries in connection with the operation of the business, including Corporation Licensed Data, Corporation Owned Data and Personal Data.
“Corporation Data Agreement” means any Contract involving Corporation Data to which the Corporation or any of the Subsidiaries is a party or to which it is otherwise bound.
“Corporation Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Corporation to Purchaser with this Agreement.
“Corporation Employees” means all individuals who are officers or employees of Corporation and/or any of its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, or individuals engaged on contract to provide employment services or sales to Corporation and/or any of its Subsidiaries as of the Effective Date.
“Corporation Filings” means all documents publicly filed under the profile of Corporation on SEDAR or the Electronic Data Gathering and Retrieval (EDGAR) of the Securities and Exchange Commission since December 31, 2020.
“Corporation Financial Statements” means the audited consolidated financial statements of Corporation for the years ended December 31, 2021 and 2020, and the unaudited condensed interim consolidated financial statements of Corporation for the periods ended September 30, 2022 and 2021, and together with the notes to such statements and the independent auditor’s report on such annual consolidated financial statements.
“Corporation IP” means all Corporation Licensed IP and Corporation Owned IP.
“Corporation Licensed Data” means all data that is Processed by the Corporation or any of the Subsidiaries which is owned, held, collected, or purported to be owned, held or collected by a third party.
“Corporation Licensed IP” means all Intellectual Property Rights owned by Persons other than Corporation or any of its Subsidiaries to which Corporation or any of its Subsidiaries has been granted a license in or to or has otherwise received or acquired any right to exploit.
“Corporation Licensed Registered IP” means all Registered Corporation IP that is owned by Persons other than Corporation or any of its Subsidiaries to which Corporation or any of its Subsidiaries has been granted a license in or to or has otherwise received or acquired any right to exploit.
“Corporation Owned Data” means each element of data collected, generated, Processed or received that the Corporation or any of the Subsidiaries owns, holds or controls or purports to own, hold or control.
“Corporation Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by Corporation or any of its Subsidiaries.
“Corporation Owned Registered IP” means all Registered Corporation IP that are owned or purported to be owned by Corporation or any of its Subsidiaries.
“Corporation Privacy Policies” means collectively, any and all (i) of the policies and notices of the Corporation and the Subsidiaries, whether applicable internally, or published on Corporation websites or otherwise made available by the Corporation or any of the Subsidiaries to any Person, (ii) the Corporation’s and the Subsidiaries’ public representations and statements (including any such statements on Corporation websites, other websites, and marketing materials), (iii) industry self-regulatory obligations and commitments with which the Corporation and the Subsidiaries have agreed to comply, and, (iv) Contracts with third parties by which the Corporation and/or any of the Subsidiaries are bound relating to the Processing of Personal Data, in each case, relating to data privacy or data protection.
“Court” means the Supreme Court of British Columbia.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks.
“CVR” means a CVR, as defined in the CVR Agreement.
“CVR Agreement” means the contingent value rights agreement to be dated the date of the Effective Date between Purchaser and Rights Agent, substantially in the form of Schedule E.
“Data Room” means the material contained in the virtual data room established by Corporation as at 5:00 p.m. on January 15, 2023.
“Delisting Period” has the meaning specified in Section 4.9.
“Depositary” means Computershare Trust Company of Canada, in its capacity as depositary for the Arrangement, or such other Person as Corporation and Purchaser may mutually agree to engage as depositary for the Arrangement.
“Director” means the Director appointed pursuant to section 260 of the CBCA.
“Disclosing Party” has the meaning specified in Section 4.3(3).
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” has the meaning specified in the Plan of Arrangement.
“Employee Plans” means all health, welfare, supplemental unemployment benefit, post-employment benefit, bonus, commission, profit sharing, option, stock appreciation, equity or equity-based, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, vacation or other paid time off, termination, notice of termination, severance, change of control, retention, disability, superannuation, pension, supplemental pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, practices, trusts, funds, agreements, arrangements or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, and in each case for the benefit of directors or former directors of Corporation or any of its Subsidiaries, Corporation Employees, former Corporation Employees, Corporation Contractors, former Corporation Contractors, or any spouses, dependents, survivors or beneficiaries of such Persons, which are maintained by or binding upon Corporation or any of its Subsidiaries or in respect of which Corporation or any of its Subsidiaries has any actual or potential liability, including all “employee benefit plans” within the meaning of Section 3(3) of ERISA but, for greater certainty, “Employee Plans” does not include any Collective Agreements or Statutory Plans.

“Environmental Laws” has the meaning specified in Section 33(a) of Schedule C.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that would have ever been considered a single employer with Corporation or any of its Subsidiaries under Section 4001(b) of ERISA or part of the same “controlled group” as Corporation or any of its Subsidiaries for purposes of Section 302(d)(3) of ERISA.
“Exchanges” means the Toronto Stock Exchange and the Nasdaq Capital Market.
“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in the executed copy thereof, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.
“FDA” means the United States Food and Drug Administration or any successor thereto.
“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act, as amended.
“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to both Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably).
“Financial Advisor” means Piper Sandler & Co.
“GCP” means the standards for clinical trials/investigations for medical devices, drugs, and biologics (including all applicable Laws and requirements relating to protection of human subjects) promulgated or endorsed by a Governmental Entity.
“GDPR” means the General Data Protection Regulation (EU) 2016/679.
“GLP” means the applicable current good laboratory practice standards promulgated or endorsed by the FDA, as defined in U.S. 21 C.F.R. Part 58, or such other comparable regulatory standards in jurisdictions outside the United States, as they may be updated from time to time.
“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.
“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including authorities and agencies having regulatory powers in their respective health care systems such as the FDA, Health Canada, the United States Drug Enforcement Administration, the European Medicines Agency (“EMA”) and the competent health authorities of each EU Member State, or (iv) any Securities Authority or stock exchange, including the Exchanges. For the European Union (“EU”), it also includes any Notified Bodies, understood as the organizations that have been appointed by competent authorities of EU Member States to conduct conformity assessment for the CE marking of medical devices.
“Governmental Grant” means any grant, funding, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, or reimbursement arrangement, provided or made available by or on behalf of or under the authority of the IIA or any related authorities or programs, the Israeli Investment Center, the Israeli Tax Authority, the State of Israel, and any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.
“Hazardous Substances” means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos, asbestos-containing materials and polychlorinated biphenyls and (b) any substance that is defined, regulated, prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.
“Health Care Approval” means each authorization, license, certification, consent, waiver, permit, exemption, review, order, decision, approval, registration or filing required under any applicable Health Care Laws, including any premarket approval or approval of an investigational device exemption application by the FDA, CE Certificates of Conformity issued by Notified Bodies, Investigational Testing Authorization by Health Canada, or similar regulatory approval of jurisdictions outside of the United States with respect to a Product.
“Health Care Laws” means any and all Laws of any Governmental Entity pertaining to health care regulatory matters applicable to the Corporation, its Subsidiaries, the Products or any service offered by Corporation or its Subsidiaries, including (a) Laws that ensure the safety, efficacy and quality of the Products by regulating the research, development, manufacturing, distribution, commercialization and/or reimbursement of such Products, including Laws relating to laboratory practices, clinical practices, clinical trials or investigations, investigational use, product marketing authorization or conformity assessment procedure, manufacturing facilities compliance and approval, manufacturing practices, labeling, advertising, promotional practices, safety surveillance, recordkeeping and filing of required reports, distribution, sale, import, and export of the Products, including without limitation, the Food and Drugs Act (Canada) and the regulations promulgated thereunder, FDCA, the United States Public Health Service Act, cGMP, GCP, GLP, MDD (and respective implementing laws of each EU Member State) and MDR; (b) Laws concerning healthcare fraud and abuse, the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b, the federal Physician Self-Referral (Stark) Law, 42 U.S.C. § 1395nn, the Federal False Claims Act, 31 U.S.C. §§ 3729-3733, the Federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, the Federal Health Care Fraud Law, 18 U.S.C. § 1347; (c) the Federal Exclusion Laws, 42 U.S.C. § 1320a-7; (d) Laws concerning Medicare, Title XVIII of the Social Security Act, Medicaid, Title XIX of the Social Security Act and TRICARE, 10 U.S.C. § 1071 et seq., health insurance or health insurance coverage, coding, coding validation, claims submission, reimbursement, corporate practice of medicine or fee-splitting, licensure of health care professionals or health care related entities, or enrollment or participation in government health care programs; (e) HIPAA and any Law or regulation the purpose of which is to protect the privacy of individually-identifiable patient information; (f) all Laws relating to the disclosure of payments or other value provided to physicians and other healthcare providers, including but not limited to the Physician Payments Sunshine Act, 42 C.F.R. § 401-403; and (g) in each case as applicable to medical device manufacturers, and all other comparable domestic and foreign equivalents.

“HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, any successor statute thereto, and together with any and all rules or regulations promulgated from time to time thereunder: (i) the Health Insurance Portability and Accountability Act of 1996, (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recover and Reinvestment Act of 2009), and (iii) applicable state Laws regarding patient privacy and the security, use, Processing or disclosure of protected health information.
“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 as now in effect and as it may be amended from time to time to the Effective Date.
“HSR Approval” means all applicable waiting periods under the HSR applicable to the transactions contemplated by this Agreement shall have expired or terminated.
“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.
“ICT Infrastructure” means the information and communications technology infrastructure and systems (including Software, hardware, firmware, networks and the Corporation websites) that are used by the Corporation and the Subsidiaries or third parties on behalf of the Corporation and the Subsidiaries to operate the business.
“IFRS” means the International Financial Reporting Standards and the official pronouncements issued by the International Accounting Standards Board.
“In-the-Money Option” means an Option for which the Cash Portion exceeds the per share exercise price of such Option.
“Indemnified Persons” has the meaning specified in Section 8.8(1).
“Intellectual Property Rights” means all rights to and interests in any type of intellectual property which may exist or be created under the Laws of any jurisdiction in the world, including: Patents, patent applications, industrial designs, registered designs, Software, copyrights, other works of authorship (whether or not copyrightable), trademarks, service marks, company names, trade names, trade dress, logos, slogans and all other indicia or origin, Internet domain names, URLs, social media accounts, inventions (whether or not patentable or reduced to practice), discoveries, improvements, technology, confidential and/or proprietary information, industrial secret rights, trade secrets, know-how, confidential and proprietary data and business or technical information, data, database rights, tools, algorithms, moral and economic rights of authors and inventors, rights in databases and data collections, any other proprietary and intangible rights, any and all applications, registrations and renewals, including the right to claim priority, obtain extensions of term and listing in the Orange Book, the Canadian Patent Register, or any equivalent thereof, for any of the foregoing, and all goodwill associated with any of the foregoing and any and all past, present and future causes of action and rights to sue or seek other remedies and receive damages arising from or relating to the foregoing, including, without limitation, past damages.
“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to both Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of both Corporation and Purchaser, each acting reasonably.
“Investment Canada Act” means the Investment Canada Act (Canada), and the regulations promulgated thereunder.

“IP Contracts” means any Contract under which Corporation or any of its Subsidiaries:
(a)was or is assigned, granted, obtained, or obtains or agrees to be assigned, granted or to obtain any license, ownership or any other rights or interests with respect to, any material Intellectual Property Rights, including any and all material Intellectual Property Rights relating in any way to any Product, other than (i) standard form Contracts granting rights to use readily available shrink wrap or click wrap software having a replacement cost and with annual license fee of less than $50,000 in the aggregate for all such related Contracts, (ii) other non-exclusive rights with respect to non-material Intellectual Property Rights entered into in the Ordinary Course, and (iii) proprietary information, assignment and inventions agreements entered into with Corporation Employees, contractors or consultants in the Ordinary Course (which contain a present assignment of all rights, title and interest in such Intellectual Property Rights to Corporation or any of its Subsidiaries), other than agreements with named inventors on any Patents included in the Corporation Owned IP;
(b)is restricted in its right to register, enforce or otherwise exploit any Intellectual Property Rights;
(c)grants rights to or permits or agrees to grant rights to or to permit any other Person to register, enforce or otherwise exploit, or grants any other rights or interests with respect to, Corporation IP, including license agreements, collaboration agreements, research and/or development agreements, non-assertion or co-existence agreements, grants of royalty or revenue interest or research and development, or covenants not to sue, other than Contracts for sales of the Products and associated non-exclusive licenses entered into in the Ordinary Course; and
(d)that would, as a result of the Arrangement and the transactions contemplated thereby, require Purchaser to license or assign rights in its or its affiliates’ Intellectual Property Rights to any other Person, or prohibit Purchaser from registering, enforcing or otherwise exploiting any of its or its affiliates’ Intellectual Property Rights due to Purchaser or its affiliates constituting an affiliate of Corporation.
“ISO Quality Management System” means a quality management system that is certified as conforming to the applicable International Organization for Standardization (ISO) standard for medical devices as mandated by the applicable Health Care Laws or Governmental Entity.
“ITA” means the Israel Tax Authority.
“Law” means, with respect to any Person, any and all applicable international, national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation and directive (including EU Regulations and Directives), order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, standards, notices and protocols of any Governmental Entity, as amended.
“Leased Properties” has the meaning specified in Section 27(e) of Schedule C.
“Legal Proceeding” means any litigation, action, application, suit, investigation, inquiry, audit, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, in each case, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review).
“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.
“Matching Period” has the meaning specified in Section 5.4(1)(d).
“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of fact or circumstances, is or would reasonably be expected to (i) be or become material and adverse to the business, operations, results of operations, Products, assets, properties, capitalization or financial condition of Corporation and its Subsidiaries, taken as a whole or (ii) materially impede or delay Corporation’s ability to perform or comply with the covenants, agreements or obligations of Corporation herein or consummate the transactions contemplated by this Agreement and the Arrangement, except, for purposes of clause (i) only, any such change, event, occurrence, effect, or circumstance to the extent resulting from or arising in connection with:
(a)any general change or event affecting the industry in which Corporation and its Subsidiaries operate;
(b)any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national, international or global financial or capital markets;
(c)any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;
(d)any change in IFRS;
(e)any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of this Agreement;
(f)any fluctuation in interest rates, Canadian and U.S. currency exchange rates or commodity prices;
(g)any action taken (or omitted to be taken) at the written request of or with the written consent of Purchaser;
(h)any legal proceeding against Corporation by Shareholders challenging or seeking to restrain or prohibit the consummation of, or seeking damages in connection with, the Arrangement;
(i)the negotiation, execution, announcement or performance of this Agreement or consummation of the Arrangement (it being understood that the foregoing shall not apply to any representation or warranty of Corporation to the extent that such representation or warranty addresses the consequences resulting from the negotiation, execution, announcement or performance of this Agreement or any of the transactions contemplated hereby);

(j)any fluctuation in and of itself in the market price or trading volume of any securities of Corporation for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such change may be considered to determine whether such causes constitute a Material Adverse Effect); or
(k)the failure of Corporation in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues or earnings (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);
provided, however, that (I) with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which Corporation and its Subsidiaries operate, and (II) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.
“Material Contract” means any Contract:
(a)that if terminated or modified or if it ceased to be in effect, would reasonably be expected to be material to the Corporation and its Subsidiaries;
(b)relating to the manufacturing or supply of products (including any components of the Products) and providing for annual payments in excess of $50,000 by Corporation or any of its Subsidiaries;
(c)relating to the Convertible Note or to indebtedness for borrowed money, or directly or indirectly to the guarantee of any liabilities or obligations (including indebtedness);
(d)restricting, or which may in the future restrict, the incurrence of indebtedness by Corporation or any of its Subsidiaries or the incurrence of any Lien on any properties or assets of Corporation or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by Corporation or any of its Subsidiaries;
(e)under which Corporation or any of its Subsidiaries is obligated to make or expects to receive payments (including royalties) in excess of $200,000 over the remaining term;
(f)under which Corporation or any of its Subsidiaries has continuing guarantee, royalty, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the Ordinary Course), including (i) milestone or similar payments, including upon the achievement of development, regulatory or commercial milestones or (ii) payment of royalties or other amounts calculated based upon any revenues or income of Corporation and its consolidated Subsidiaries;
(g)providing for the establishment, investment in, organization or formation of any joint venture, strategic alliance, limited liability company or partnership, or that otherwise involves a sharing of revenues or profits, with a third party;
(h)that creates an exclusive dealing arrangement or right of first notification, offer or refusal, or similar right, to the benefit of a third party;

(i)between Corporation or any of its Subsidiaries and any director or executive officer of Corporation or any of its Subsidiaries;
(j)involving any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any equity purchase, option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal;
(k)involving any severance, notice of termination (or payment in lieu thereof), change-of-control, retention or similar type of agreement;
(l)that is a Collective Agreement or Contract with any labor union;
(m)with any Corporation Contractor (i) providing annual compensation in excess of $200,000 or (ii) that is not cancellable by Corporation or any of its Subsidiaries on notice of sixty (60) days or less;
(n)providing for employment with any Corporation Employee earning annual compensation in excess of $200,000;
(o)providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $200,000;
(p)involving the settlement of any legal proceeding or threatened legal proceeding;
(q)that limits or restricts:
(i)the ability of Corporation or any of its Subsidiaries (or, after giving effect to the Arrangement, Purchaser or any of its affiliates) to engage or participate, or compete with any other Person, in any line of business or carry on business in any geographic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so engaging, participating or competing;
(ii)the rights of Corporation or any of its Subsidiaries (or after giving effect to the Arrangement, Purchaser or any of its affiliates) to sell, distribute or manufacture any products or deliver any services, or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, Intellectual Property Rights or services; or
(iii)the ability of Corporation or any of its Subsidiaries to solicit any customer (or that would, after giving effect to the Arrangement, so restrict Purchaser or any of its affiliates);
(r)that grants “most favored nation” or preferred pricing to any third party;
(s)that will require (i) consent from any Person or (ii) a guarantee to be provided by Purchaser or any Person that controls Purchaser, in each case, in connection with the completion of the transactions contemplated herein and where the termination of such Contract would have a material adverse impact on Corporation’s business;
(t)that constitutes an interest rate, currency, equity or commodity swap, hedge, derivative, forward sale Contract or similar financial instruments;

(u)with any Governmental Entity to which Corporation or any of its Subsidiaries is a party which is not entered into in the Ordinary Course;
(v)that is an IP Contract;
(w)after giving effect to the Arrangement, granting, assigning or transferring to any Person (other than Purchaser and its affiliates) any license or other right, interest, or protection (including any covenant not to sue or assert) under, to or in any Intellectual Property Rights of Purchaser or any of its affiliates (including as a result of granting, assigning or transferring any license or other right or interest under, to or in any Intellectual Property Rights of an “affiliate” of Corporation (other than Corporation’s Subsidiaries));
(x)that is a Contract with physicians or other health care professionals who provide services to or on behalf of the Corporation;
(y)that relates to research, pre-clinical, clinical or other development, testing, distribution, marketing, promotion or commercialization of the Products, or any other product or product candidate;
(z)that has been or would be required by Securities Laws to be filed by Corporation with the Securities Authorities and that is a “material contract” within the definition of National Instrument 51-102 - Continuous Disclosure Obligations; or
(aa)that is otherwise material to Corporation and its Subsidiaries, taken as a whole;
provided that, in each of the foregoing cases, if a Contract has been amended, supplemented, renewed or modified, any reference to the Contract shall refer to the Contract as so amended, supplemented, renewed or modified.
“MDD” means Council Directive 93/42/EEC of 14 June 1993 concerning medical devices.
“MDR” Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices.
“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
“Milestone” has the meaning given to it in the CVR Agreement.
“Misrepresentation” means (a) a misrepresentation for purposes of applicable Canadian Securities Law or (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.
“NI 52-109” has the meaning specified in Section 13(a) of Schedule C.
“Non-Disclosure Agreement” means the non-disclosure agreement dated June 10, 2022 between Purchaser and Corporation.

“Open Source Software” means any Software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.
“Options” means the outstanding options to purchase one Share per option issued pursuant to the Stock Option Plan.
“Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, and the rules and regulations promulgated thereunder.
“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary, and is taken in the ordinary course of the normal operations of the business of such Party or such Subsidiary.
“Outside Date” means June 16, 2023, or such later date as may be agreed to in writing by the Parties.
“Parties” means Corporation and Purchaser and “Party” means any one of them.
“Patents” means all issued patents, pending patent applications, statutory invention registrations and patent disclosures, and all reissues, continuations, continuations-in-part, divisionals, revisions, substitutions, extensions, supplementary protection certificates, reexaminations, extensions and all foreign equivalents of any of the foregoing.
“Payoff Letter” has the meaning specified in Section 4.16(1).
“Payee” has the meaning specified in Section 2.11(2).
“Payor” has the meaning specified in Section 2.11(1).
“PBA” means the Pension Benefits Act (Ontario).
“Permitted Liens” means, in respect of Corporation or any of its Subsidiaries, any one or more of the following:
(a)Liens for Taxes which are not due or delinquent, or which are being contested in good faith by appropriate proceedings;
(b)Liens imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent;
(c)Liens in respect of pledges or deposits under workers’ compensation, social security or similar laws, other than with respect to any amounts which are due or delinquent, unless such amounts are being contested in good faith by appropriate proceedings;

(d)inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Laws;
(e)the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence (other than any IP Contract), franchise, grant or permit of Corporation or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;
(f)Liens for indebtedness arising in the Ordinary Course incurred to pay all or a part of the purchase price of any personal or moveable property; and
(g)Liens listed or described in Section 1.1 of the Corporation Disclosure Letter.
“Person” includes any individual, household, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
“Personal Data” means any information about an identified or identifiable natural person or is otherwise considered “personal data,” “personal information,” “personally identifiable information,” or any similar term under applicable Laws. “Personal Data” includes information in any form, including paper, electronic and other forms.
“PIPEDA” means the Personal Information Protection and Electronic Documents Act (S.C. 2000, c.5).
“Plan of Arrangement” means the plan of arrangement in the form of Schedule A, and any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.
“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6(1).
“Privacy Laws” means the California Online Privacy Protection Act, CAN-SPAM Act, the Children’s Online Privacy Protection Act (COPPA), the Communications Decency Act, HIPAA, the Telephone Consumer Protection Act, PIPEDA, the Personal Information Protection Act (British Columbia), CASL, the GDPR and any national law supplementing the GDPR, the Privacy and Electronic Communications Directive 2002/58/EC and the EECC Directive 2018/1972 (all including any implementing legislation in any member state of the European Union or United Kingdom), the United Kingdom’s Data Protection Act 2018 and the UK General Data Protection Regulation as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (the “UK GDPR”), the Basic Law: Human Dignity and Liberty, 5752 1992, the Protection of Privacy Law and the regulations promulgated thereunder and the guidelines of the Israel Privacy Protection Authority, the Illinois Biometric Information Privacy Act, the Texas Capture or Use of Biometric Identifiers Act, the Washington Biometric Privacy Protection Act (HB 1493), the Federal Trade Commission Act, state breach notification Laws, the CAN-SPAM Act and applicable Laws relating to the Processing of Personal Data, direct marketing and advertising, email, messaging and/or telemarketing and any published interpretation and guidance issued by any Governmental Entity.

“Process,” “Processed,” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, transfer, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.
“Products” means either of Corporation’s proprietary technology for the treatment of refractory angina (commonly referred to as Reducer) or Corporation’s proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease (commonly referred to as Tiara), and all products or services marketed, licensed, sold, distributed or performed by or on behalf of the Corporation and all products or services currently under development by the Corporation.
“Purchaser 401(k) Plan” has the meaning specified in Section 4.10.
“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased or licensed by Corporation or any of its Subsidiaries.
“Receiving Party” has the meaning specified in Section 4.3(3).
“Registered Corporation IP” means all Registered IP that is Corporation IP.
“Registered IP” means all pending applications, issuances and registrations anywhere in the world with any Governmental Entity for any Intellectual Property Rights, including all issued Patents, inventor certificates, registered copyrights and applications for copyright registration, registered mask works and applications to register mask works, and registered trademarks and service marks and applications to register trademarks and service marks, registered domain names and applications to register domain names, and registered business names and applications to register business names.
“Regulatory Approval” means each consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity required in connection with the transactions contemplated by this Agreement, excluding Health Care Approvals, and includes the HSR Approval.
“Reporting Provinces” has the meaning specified in Section 11 of Schedule C.
“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial or other advisor) or agent of such Person or its Subsidiary.
“Required Shareholder Approval” has the meaning specified in Section 2.2(2).
“Rights Agent” means Computershare Trust Company, N.A. in its capacity as rights agent under the CVR Agreement, or such other Person as Corporation and Purchaser may mutually agree to engage as rights agent under the CVR Agreement.
“RSU Plan” means the Corporation’s restricted share unit plan.
“RSUs” means the outstanding restricted share units in respect of one Share per restricted share unit issued pursuant to the RSU Plan.
“SAR Plan” means the Corporation’s share appreciation rights plan.

“SARs” means the outstanding share appreciation rights in respect of one Share per share appreciation right issued pursuant to the SAR Plan.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act (British Columbia).
“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges.
“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and regulations and published policies of the Exchanges.
“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the applicable Canadian Securities Authorities.
“Senior Management” means the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Vice President of Regulatory Affairs, the Vice President of Clinical Affairs, the Chief Quality Officer and, solely for the purposes of Sections 17(b); 21; 22(b), (e), (g),(j), (k), (l) and (m); 26(d) and (e); 28(a), (b), (e), (g), (h), (i), (j), (l), (m) (n) and (o); and 32; of the Corporation Disclosure Letter, the Medical Director.
“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.
“Shares” means the common shares in the capital of Corporation.
“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.
“Statutory Plans” means statutory benefit plans that any of Corporation and/or any of its Subsidiaries are required to participate in or comply with, including the Canada Pension Plan, the Québec Pension Plan and plans administered pursuant to applicable Canadian health tax, workplace health & safety insurance and employment insurance legislation.
“Stock Option Plan” means the Corporation’s stock option plan.
“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of this Agreement.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons who is at arm’s length to Corporation to acquire not less than all of the outstanding Shares or all or substantially all of the assets of Corporation on a consolidated basis that:
(a)complies with Securities Laws and did not result from or involve a breach of Article 5;
(b)that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal;

(c)is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or any special committee thereof), acting in good faith, that any required financing or other consideration to complete such Acquisition Proposal will be available at closing of such transaction to effect payment in full for all of the Shares or assets, as the case may be;
(d)is not subject to any due diligence condition; and
(e)that the Board (or any special committee thereof) determines, in its good faith judgment, after receiving the advice of its legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms and taking into account the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Section 5.4(2)).
“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).
“Support and Voting Agreements” means each of the support and voting agreements dated the date hereof between Purchaser and the directors and senior officers of Corporation who are Shareholders.
“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.
“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.
“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions, (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii), (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person, other than pursuant to a Contract entered into in the Ordinary Course the principal purpose of which does not relate to Taxes, or as a result of being a transferee or successor in interest to any party.
“Termination Fee” has the meaning specified in Section 8.2(2).

“Termination Fee Event” has the meaning specified in Section 8.2(2).
“Trade Control Laws” has the meaning specified in Section 40 of Schedule C.
“Transaction Committee” means the transaction committee of independent members of the Board formed in connection with the transactions contemplated by this Agreement.
“Transaction Litigation” means any Legal Proceeding asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving Corporation, the Board, any committee thereof and/or any of Corporation’s directors or officers relating to this Agreement, the Arrangement or any of the other transactions contemplated hereby (including any such Legal Proceeding based on allegations that Corporation’s entry into this Agreement or the terms and conditions of this Agreement, the Arrangement or any of the other transactions contemplated hereby constituted a breach of the fiduciary duties of any member of the Board or any officer of Corporation).
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.
“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended.
“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder.
“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions issued by the ITA in form and substance reasonably satisfactory to Purchaser and the Depositary or anyone acting on their behalf, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or a reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding.
“Warrantholders” means the holders of the Warrants.
“Warrants” means the outstanding warrants issued by Corporation to purchase Shares.
“Withholding Drop Date” has the meaning specified in Section 2.11(2).
“Withholding Tax Ruling” has the meaning specified in Section 2.11(3).
Section 1.2Certain Rules of Interpretation
In this Agreement, unless otherwise specified:
(1)Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.
(2)Currency. Unless otherwise indicated, all references to dollars or to $ are references to U.S. dollars.
(3)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.
(5)Capitalized Terms. All capitalized terms used in any Schedule or in the Corporation Disclosure Letter have the meanings ascribed to them in this Agreement.
(6)Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Corporation, it is deemed to refer to the actual knowledge of Senior Management after making reasonable inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties. Corporation confirms that Senior Management has made such reasonable inquiries.
(7)Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Corporation required to be made shall be made in a manner consistent with IFRS.
(8)Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(9)Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.
(10)Time References. References to time are to local time, Vancouver, British Columbia.
Section 1.3Schedules
(1)The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.
(2)The Corporation Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.
Article 2
THE ARRANGEMENT
Section 2.1    Arrangement
Corporation and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.
Section 2.2    Interim Order
As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3 and no later than 15 business days after the date of this Agreement, Corporation shall apply in a manner reasonably acceptable to Purchaser pursuant to Section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:
(1)for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;
(2)that the required level of approval (the “Required Shareholder Approval”) for the Arrangement Resolution shall be (a) 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, and (b) if, and to the extent, required, a majority of the votes cast on the Arrangement Resolution by Shareholders present in person or by proxy at the Meeting, each being entitled to one vote per Share, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;
(3)that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of Corporation’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;
(4)for the grant of the Dissent Rights to those Shareholders who are registered Shareholders;
(5)for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(6)that the Meeting may be adjourned or postponed from time to time by Corporation in accordance with the terms of this Agreement without the need for additional approval of the Court;
(7)confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Meeting in accordance with the Interim Order;
(8)that the record date for Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Securities Laws; and
(9)for such other matters as Purchaser or Corporation may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.
Section 2.3    Meeting
Subject to the terms of this Agreement and the Interim Order, Corporation shall:
(1)in consultation with Purchaser, fix and publish a record date for the purposes of determining the Shareholders entitled to receive notice of and vote at the Meeting, such record date to be as soon as practicable following the date hereof;
(2)convene and conduct the Meeting in accordance with the Interim Order, Corporation’s Constating Documents and Law as soon as is reasonably practicable, and in any event on or before March 16, 2023 (or such later date as may be requested by the Purchaser pursuant to subsection (5)), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of Purchaser, except:
(a)for an adjournment or postponement for a maximum of four (4) Business Days for any bona fide reason beyond the control of Corporation, provided that such reason is not related to any other Acquisition Proposal;
(b)in the case of an adjournment, as required for quorum purposes;
(c)as otherwise required or permitted under this Agreement; or
(d)as required by applicable Laws;
(3)subject to the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, including, at Corporation’s discretion or if so requested by Purchaser, acting reasonably, and at Purchaser’s expense, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;
(4)provide Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Purchaser;
(5)consult with Purchaser in fixing the date of the Meeting and allow Purchaser’s Representatives and legal counsel to attend the Meeting, and at the request of Purchaser Corporation shall extend the date of the Meeting for up to 15 Business Days to solicit proxies in favour of the approval of the Arrangement Resolution;
(6)promptly advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by Corporation in respect of the Arrangement Resolution;
(7)promptly advise Purchaser of any communication (written or oral) from any Shareholder or any other securityholder of Corporation in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of Corporation to any Shareholder exercising or purporting to exercise Dissent Rights;
(8)not change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting (unless required by Law or the Interim Order, or Purchaser’s written consent is provided);
(9)not waive any failure by any holder of Shares to timely deliver a notice of exercise of Dissent Rights, make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Purchaser;
(10)not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Purchaser; and
(11)at the request of Purchaser from time to time, provide Purchaser with a list of (i) registered Shareholders, together with their addresses and respective holdings of Shares, and (ii) participants and book based nominee registrants such as CDS & Co.,

CEDE & Co. and the Depositary Trust Company, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares. Corporation shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with Shareholders entitled to vote on the Arrangement Resolution.
Section 2.4    Circular
(1)Corporation shall, as promptly as reasonably practicable, prepare and complete, in consultation with Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and Corporation shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1), provided that Purchaser shall have complied with Section 2.4(4).
(2)Corporation shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation (other than, in each case, with respect to any information furnished by Purchaser, its affiliates and their respective Representatives for inclusion in the Circular, as applicable), and provides Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Board has received the Fairness Opinion, and that the Board has unanimously, after having received the unanimous recommendation of the Transaction Committee and advice from its financial advisor and outside legal counsel, determined that the Arrangement Resolution is in the best interests of Corporation and is fair to the Shareholders and unanimously recommend that Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (iii) a statement that each director and senior officer of Corporation intends to vote all of such individual’s Shares in favour of the Arrangement Resolution pursuant to the Support and Voting Agreements.
(3)Corporation shall give Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, including any drafts of any filings required to be made to Securities Authorities in connection with this Agreement, the Arrangement or any of the other transactions contemplated hereby, and shall give reasonable consideration to any comments made by Purchaser and its legal counsel, and agrees that all information relating solely to Purchaser included in the Circular must be in a form and content satisfactory to Purchaser, acting reasonably. Corporation shall provide to Purchaser prompt notice and copies of any comments or requests for additional information received from Securities Authorities with respect to any such filings, and shall not communicate with Securities Authorities with respect to any such filings without (a) providing Purchaser and its legal counsel a reasonable opportunity to review and comment on such communication and (b) giving reasonable consideration to any comments made by them. Corporation shall provide Purchaser with a final copy of the Circular prior to its mailing to the Shareholders.
(4)Purchaser shall provide all necessary information concerning Purchaser that is required by Law to be included by Corporation in the Circular or other related documents to Corporation in writing, and shall ensure that such information does not contain any Misrepresentation.
(5)Each Party shall promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.
Section 2.5    Final Order
In accordance with the terms and subject to the conditions of this Agreement, Corporation shall take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order.
Section 2.6    Court Proceedings
In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Corporation shall, subject to the terms of this Agreement:
(a)diligently pursue, and cooperate with Purchaser in diligently pursuing, the Interim Order and the Final Order;
(b)provide legal counsel to Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;
(c)provide legal counsel to Purchaser with copies of any notice of appearance, evidence or other documents served on Corporation or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;
(d)not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Corporation is advised of the nature of any submissions on a timely basis prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;
(e)ensure that all material filed with the Court in connection with pursuing the Interim Order or the Final Order is consistent in all material respects with this Agreement and the Plan of Arrangement;
(f)oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement;
(g)not file any material with the Court in connection with pursuing the Interim Order or the Final Order or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations or diminishes or limits Purchaser’s rights (including through the imposition of any additional conditions to the effectiveness of this Agreement or the Plan of Arrangement) set forth in any such filed or served materials or under this Agreement; and

(h)if, at any time after the issuance of the Final Order and prior to the Effective Time, Corporation is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, Purchaser.
Section 2.7    Treatment of Options, RSUs and SARs
(1)In accordance with and subject to the Plan of Arrangement and contingent on the consummation of the Plan of Arrangement, the securities identified below that are outstanding immediately prior to the Effective Time will vest in accordance with their terms in connection with the closing of the Arrangement, will be transferred to Corporation and, in exchange for such transfer, Corporation will pay the cash amounts and Purchaser will grant the CVRs, as applicable and as set out below to the holders of such securities:
(a)in respect of each In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable exercise price in respect of such Option (net of applicable withholding Tax) and (ii) one CVR;
(b)in respect of each RSU, the Consideration (net of applicable withholding Tax); and
(c)in respect of each SAR, the Consideration (net of applicable withholding Tax).
(2)All Options, RSUs and SARs outstanding on the Effective Time shall be terminated upon the Effective Time in accordance with their terms in the Plan of Arrangement. Holders of Options that are not In-the-Money Options shall be provided an opportunity to exercise such Options prior to the Effective Time, in accordance with the terms of the Stock Option Plan (including any such unvested Options that will vest in accordance with their terms in connection with the closing of the Arrangement); provided that (i) no such exercise shall be conducted by means of a “net settlement”, and (ii) no holder of an Option (whether or not such Option is In-the-Money) shall be permitted to exercise such Option following the date that is five Business Days prior to the date that Corporation and Purchaser mutually agree will be the projected date on which the closing of the Arrangement occurs. For greater certainty, neither Corporation nor Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and is not exercised prior to the Effective Time.
(3)The payments set forth in Section 2.7(1), other than with respect to a CVR, shall be made (net of applicable withholding Tax) within the later of (a) ten Business Days following the Effective Date and (b) the first full payroll period occurring following the Effective Date (except in the case of any Option, RSU, or SAR which is subject to the provisions of Section 409A of the U.S. Internal Revenue Code, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such Section).
(4)The Parties acknowledge that no deduction will be claimed by Corporation in computing its taxable income under the Tax Act in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) and who is entitled to a deduction under paragraph 110(1)(d) of the Tax Act, and Corporation shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of such Options, and (ii) provide evidence in writing of such election to holders of such Options, it being understood that holders of such Options shall be entitled to claim any deductions available to such Persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of such Options.

(5)At or prior to the Effective Time, Corporation, the Board and the compensation committee of the Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.7. Corporation will provide drafts of all written materials in connection with the foregoing obligation to Purchaser not less than five Business Days in advance of taking such action and shall consider in good faith any comments from Purchaser on such materials.
Section 2.8    [Reserved]
Section 2.9 Articles of Arrangement and Effective Date
(1)Corporation shall file the Articles of Arrangement with the Director as soon as reasonably practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the CBCA.
(2)The closing of the Arrangement will take place at the Vancouver offices of Blake, Cassels & Graydon LLP or at such other location as may be agreed upon by the Parties.
Section 2.10    Payment of Consideration
Purchaser shall, following receipt of the Final Order and prior to the filing by Corporation of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to Corporation and Purchaser, acting reasonably) to satisfy the aggregate Consideration payable to Shareholders by Purchaser as provided for in the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement). Any portion of funds held by the Depositary that has not been delivered to a holder of an outstanding Share pursuant to the Plan of Arrangement, within 12 months after the Effective Time shall promptly be paid to Purchaser, and thereafter each holder of an outstanding Share who has not heretofore complied with the exchange procedures set forth in and contemplated by the Plan of Arrangement shall look only to Purchaser (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to the Plan of Arrangement.
Section 2.11    Withholding Rights
(1)Purchaser, Corporation, the Depositary, the Rights Agent and any other third-party paying agent, as applicable (each a “Payor”), shall be entitled to deduct or withhold from any amount payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement, including Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amount otherwise payable to any former Shareholders and holders of Options, RSUs or SARs, such Taxes or other amounts as Purchaser, Corporation, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or the U.S. Internal Revenue Code, the Ordinance, or any other provisions of any applicable Laws and in accordance with the Withholding Tax Ruling, if obtained. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

(2)Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Shareholder and holders of RSUs, SARs and Options (each a “Payee”) shall be retained by the Depositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee for a period of one hundred and eighty (180) days following the Effective Time or ninety (90) days following the date of any payments with respect to CVR (or such longer reasonable period as may be provided by Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the “Withholding Drop Date”), unless Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee's portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.
(3)As soon as practicable following the date of this Agreement, the Corporation shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Purchaser or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect any Payee (except for payees under clause (ii) below) (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented; and (ii) with respect to holders of Options, RSUs and SARs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (B) instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as

applicable, and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Corporation shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Effective Time but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Effective Time is not a closing condition.
(4)Without limiting the generality of Section 2.11(3), each of the Corporation and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The applications for, and the final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Corporation shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received in accordance with the terms of this Section 2.11(4), Purchaser may make such payments and withhold any applicable Taxes in accordance with Section 2.11(1).
(5)Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the provisions of Sections 2.11(1) and 2.11(2) above, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.
Section 2.12    Adjustment of Consideration
Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, Corporation declares or pays dividends on the Shares or distributes any amount on a reduction of its stated capital, then the Cash Portion to be paid per Share shall be appropriately adjusted to provide to Shareholders the same aggregate economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Cash Portion to be paid per Share.
Section 2.13    Acknowledgement Regarding CVR
Corporation acknowledges that as a public reporting company, Purchaser may, from time to time, make public statements regarding its best estimate of the date by which the Milestone will be achieved, and that such date may be after the Milestone Outside Date. For the avoidance of doubt, Purchaser will not be subject to any “efforts” obligations regarding achievement of the Milestone.
Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties of Corporation
(1)Except as disclosed in the Corporation Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent from the face of such disclosure it should relate), Corporation represents and warrants to Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date hereof and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.
(2)Except for the representations and warranties set forth in this Agreement, neither Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of Corporation.
(3)The representations and warranties of Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
Section 3.2 Representations and Warranties of Purchaser
(1)Purchaser represents and warrants to Corporation that the representations and warranties set forth in Schedule D are true and correct as of the date hereof and acknowledge and agree that Corporation is relying upon the representations and warranties in connection with the entering into of this Agreement.
(2)Except for the representations and warranties set forth in this Agreement, neither Purchaser nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of Purchaser.
(3)The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
Article 4
COVENANTS
Section 4.1    Conduct of Business of Corporation
(1)Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall conduct business only in the Ordinary Course.
(2)Without limiting the generality of Section 4.1(1), Corporation shall, and shall cause its Subsidiaries to, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of Purchaser:
(a)use reasonable best efforts to (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by Corporation or any of its Subsidiaries, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted other than those being contested in good faith, and (iii) not, without the prior written consent of Purchaser, acting reasonably (A) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting, (B) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to Taxes, (C) settle (or offer to settle) any Tax claim, audit, proceeding or reassessment, (D) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes, or (E) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; and
(b)keep Purchaser reasonably informed, on a timely basis, of any events, discussions, notices or changes with respect to any Tax investigation.
(3)Without limiting the generality of Section 4.1(1), and without derogating from the obligations of Corporation in Section 6.2, but subject to Law, Corporation shall use its commercially reasonable best efforts to preserve intact the current business organization of Corporation, keep available the services of the present Corporation Employees and Corporation Contractors and maintain good relations with, and the goodwill of, agents, suppliers, vendors, consultants, licensors, partners, lessors, creditors and all other Persons having business relationships with Corporation and, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly:
(a)amend its Constating Documents;
(b)split, combine or reclassify any shares of its capital stock or other equity interests;
(c)redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, other than shares (i) repurchased from current or former Corporation Employees or Corporation Contractors pursuant to repurchase rights upon termination of employment or consulting relationships and (ii) accepted as payment for the exercise price of Options pursuant to the Stock Option Plan, or for withholding taxes incurred in connection with the exercise, vesting, or settlement of Options, RSUs or SARs in accordance with their terms;
(d)issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any share appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Shares, other than shares issuable upon exercise of Options or the settlement of RSUs;
(e)reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge Corporation or any of its Subsidiaries;
(f)adopt a plan of liquidation or resolutions providing for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Corporation or any of its Subsidiaries;
(g)merge, combine or amalgamate with any Person or acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets (other than in the Ordinary Course), securities, properties, interests or businesses;
(h)sell, pledge, lease, license, grant any protection (including any covenant not to sue or assert) to any third party, encumber, transfer or otherwise dispose of any of its assets or any interest in any of its assets (including any Corporation IP);

(i)make any capital expenditure or commitment to do so;
(j)create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;
(k)make, change or revoke any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;
(l)enter into any Real Property Lease or amend the terms of any existing Real Property Lease;
(m)in respect of any assets of Corporation or any of its Subsidiaries, waive, release, surrender, abandon, let lapse, grant or transfer any right or amend, modify or change, or agree to amend, modify or change, any existing Authorization, right to use, lease, Contract or Corporation IP;
(n)enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or similar financial instruments;
(o)make any “investment” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” of Corporation other than an investment occurring in the Ordinary Course to fund such foreign affiliates;
(p)adopt, enter into, terminate or amend any Employee Plan, except as required by Law;
(q)make, or promise to make, any changes to any Employee Plan, written employment agreements and/or any other terms and conditions of employment or service applicable to any Corporation Employee or Corporation Contractor, including granting or promising to grant any increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Corporation Employees or Corporation Contractors or making or promising to make any bonus or profit sharing distribution or similar payment of any kind, or adopting, or promising to adopt, or otherwise implement or increase any retention, change in control, or severance plan or program, except as required by the terms of any Employee Plan or written employment Contracts as in effect as of the date hereof and set forth on Section 34 of the Corporation Disclosure Letter, or as required by Law;
(r)offer employment or service to, or hire or engage, any new Corporation Employees or Corporation Contractors, or terminate the employment or service of any Corporation Employees or Corporation Contractors (other than for cause) or knowingly encourage the resignation of any Corporation Employee or Corporation Contractor;
(s)make any change in Corporation’s methods of accounting, except as required by IFRS or pursuant to written instructions, comments or orders of a Securities Authority;
(t)announce, implement or effect any reduction in force, lay-off or early retirement program, severance program or other similar program or effort concerning the termination of employment or service of Corporation Employees or Corporation Contractors;
(u)loan or advance money or other property to any Corporation Employees, or Corporation Contractors, or increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan;
(v)commence, cancel, waive, release, assign, settle or compromise any claim or right, litigation, proceeding or governmental investigation;
(w)commence, cancel, waive, release, assign, settle or compromise any threat, assertion, claim, demand, litigation or proceeding relating to Corporation IP or any Product;
(x)abandon or reduce the scope of any Registered IP;
(y)(i) grant or acquire, agree to grant to or acquire from any Person, abandon or permit to lapse any rights to any Corporation IP or disclose or agree to disclose to any Person, other than Representatives of Purchaser, any trade secrets or, other than in the Ordinary Course, confidential and/or proprietary information, or (ii) fail to take any action necessary or advisable to protect or maintain any Corporation IP;
(z)(i) amend or modify in any respect, or terminate or waive any right under, any Material Contract, (ii) enter into any Contract that would be a Material Contract if in effect on the date hereof, or (iii) make any bid or tender after the date of this hereof which, if accepted, would result in Corporation being obligated to enter into a Contract that would be a Material Contract if in effect on the date hereof;
(aa)abandon or fail to diligently pursue any application for any Authorizations, leases or registrations or take any action, or fail to take any action, that could lead to the termination of any Authorizations, lease or registration;
(ab)except as contemplated in Section 4.8 [Insurance and Indemnification] and except for scheduled renewals in the Ordinary Course, amend, modify or terminate any insurance policy of Corporation or any of its Subsidiaries in effect on the date of this Agreement;
(ac)enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with the Financial Advisor;
(ad)initiate any clinical trials/investigations, or terminate or alter the course of any current clinical trials/investigations, except where such action is required by Law or deemed necessary by an ethics board/committee or Corporation to protect subject safety, amend the protocol for any clinical trials/investigations for any Product, modify or take any action that deviates from the current clinical trial/investigation designs, time lines and protocols related to any Product, including without limitation, taking any action that would impact the study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy, protocol complexity, or the statistical analysis;
(ae)modify the specifications of any Product except to the extent ordered or approved by a Governmental Entity to protect patient safety;
(af)other than in the Ordinary Course, make or change any Tax election or designation, settle or compromise any Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as is required by Law; or
(ag)authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.
Section 4.2    Regarding the Arrangement
(1)Subject to applicable Law, Corporation shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with Purchaser in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Corporation shall:
(a)use its commercially reasonable best efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be obtained under the Material Contracts or the Real Property Leases in connection with the Arrangement or (ii) required in order to maintain the Material Contracts and the Real Property Leases in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser, and without paying, and without committing itself or Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of Purchaser;
(b)use its commercially reasonable best efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement, provided that neither Corporation nor any of its Subsidiaries will consent to the entry of any judgment or enter into any settlement with respect to any such proceeding without the prior written approval of Purchaser;
(c)use its commercially reasonable best efforts to satisfy all conditions precedents in Sections 6.1 and 6.2 of this Agreement;
(d)use its commercially reasonable best efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;
(e)subject to confirmation that insurance coverage is maintained or purchased in accordance with Section 4.8 and delivery by each of Purchaser and Corporation and each member of the Board of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable best efforts to assist in effecting the resignations of each of Corporation’s and each of its Subsidiaries’ respective directors designated by Purchaser, and cause them to be replaced as of the Effective Date by individuals nominated by Purchaser;
(f)carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to this Agreement or the Arrangement; and
(g)not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this

Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.
(2)Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with Corporation in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Purchaser shall:
(a)use its commercially reasonable best efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it challenging the Arrangement or this Agreement;
(b)use its commercially reasonable best efforts to satisfy all conditions precedent in Sections 6.1 and 6.3 of this Agreement;
(c)carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;
(d)not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and
(e)promptly notify Corporation in writing of any Legal Proceeding commenced or, to its knowledge, threatened that would reasonably be expected to impair, impede or prevent Purchaser from performing its obligations under this Agreement.
(3)Notwithstanding anything to the contrary in this Agreement, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, it is expressly understood and agreed that (a) Purchaser shall not have any obligation to litigate or contest any Legal Proceedings and (b) Purchaser shall not be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Purchaser or any of its affiliates or of the Corporation or any of its affiliates, (ii) the imposition of any limitation or regulation on the ability of Purchaser or any of its affiliates to freely conduct its business or own such assets or (iii) the holding separate of the Shares or any limitation or regulation on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Shares.
(4)Corporation shall promptly notify Purchaser of:
(a)the occurrence of any Material Adverse Effect after the date hereof;
(b)any notice or other communication from (i) any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement, or (ii) any counterparty to a Material Contract that is terminating or otherwise materially adversely modifying its relationship with Corporation or any of its Subsidiaries as a result of the Arrangement or this Agreement;

(c)any written notice or other material written communication from any Governmental Entity in connection with this Agreement (and, subject to Law, Corporation shall contemporaneously provide a copy of any such written notice or communication to Purchaser);
(d)any notice or other communication from any supplier or licensor of Intellectual Property Rights to the effect that such Person is terminating or is otherwise adversely modifying its relationship with Corporation or any of its Subsidiaries as a result of this Agreement or the Arrangement;
(e)any written communication from any Governmental Entity in connection with the Corporation Owned Registered IP; or
(f)any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Corporation or any of its Subsidiaries or any of their respective assets.
Section 4.3    Regulatory Approvals
(1)As soon as reasonably practicable but not later than 10 Business Days after the date hereof (or such later date as Corporation and Purchaser may mutually agree in writing), Corporation and Purchaser shall determine whether an HSR filing is necessary or required and, if so, Corporation and Purchaser shall each file their respective notification and report forms pursuant to the HSR Act.
(2)Subject to Section 4.3(3), each of Corporation and Purchaser shall:
(a)promptly inform the other party of any material communication received by such party from any Governmental Entity in respect of the Regulatory Approvals;
(b)use commercially reasonable best efforts to respond promptly to any request or notice from any Governmental Entity requiring the parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of the Regulatory Approvals;
(c)permit the other party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of the Regulatory Approvals, and will provide the other party a reasonable opportunity to comment thereon and consider those comments in good faith;
(d)promptly provide the other party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of the Regulatory Approvals;
(e)not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party or its outside legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise, provided that Purchaser shall lead such discussions with Governmental Entities; and
(f)keep the other party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

(3)Notwithstanding any other requirement in this Section 4.3, where a party (a “Disclosing Party”) is required under this Section 4.3 to provide information to another Party (a “Receiving Party”) that the Disclosing Party reasonably deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only outside legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.
(4)To the extent any Regulatory Approvals are required in connection with this Agreement, Corporation and Purchaser shall use their commercially reasonable best efforts to obtain the Regulatory Approvals. In furtherance of the foregoing, but subject in all cases to Section 4.2(3), if any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with any Law or as not satisfying any applicable legal test under a Law necessary to obtain the Regulatory Approvals, Corporation and Purchaser shall use their commercially reasonable best efforts consistent with the terms of this Agreement to resolve or avoid such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.
(5)Purchaser shall pay all filing fees required in connection with the making of the filings contemplated by this Section 4.3.
(6)For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.
(7)Corporation shall not, and shall not allow any of its Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, materially delay or impede the obtaining of, or materially increase the risk of not obtaining, the Regulatory Approvals, or otherwise prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement. For greater certainty, Corporation may not extend or consent to the extension of any applicable waiting periods without the written consent of Purchaser.
Section 4.4    Access to Information; Confidentiality
(1)Subject to Law, Corporation shall give Purchaser and its Representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including all Books and Records, whether retained internally or otherwise), (c) Contracts, and (d) senior personnel, and such other information with respect to the financial condition, assets or business of Corporation or its Subsidiaries as Purchaser may from time to time reasonably request.
(2)Notwithstanding any provision of this Agreement, Corporation shall not be obligated to provide access to, or to disclose, any information to Purchaser if Corporation reasonably determines (after receiving the advice of its outside legal counsel) that such access or disclosure would jeopardize any attorney client or other privilege claim by Corporation or any of its Subsidiaries; provided, however, that Corporation shall use its commercially reasonable best efforts to otherwise make available such information to the Purchaser notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

(3)Purchaser acknowledges that the Non-Disclosure Agreement shall continue to apply and that any information provided under Section 4.4(1) above that is non-public or proprietary in nature shall be subject to the terms of the Non-Disclosure Agreement on the same basis as if such information had been disclosed under the Non-Disclosure Agreement. For greater certainty, if this Agreement is terminated in accordance with its terms, the obligations of the Parties and their respective Representatives under the Non-Disclosure Agreement shall survive the termination of this Agreement in accordance with the terms of the Non-Disclosure Agreement.
Section 4.5    Public Communications
The Parties shall cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. Corporation must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), and Corporation must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that if Corporation is required to make disclosure by Law, it shall use its commercially reasonable best efforts to give Purchaser prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). In making such disclosure, Corporation shall give reasonable consideration to any comments made by Purchaser or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding anything to the contrary herein, Corporation shall have no obligation to consult with Purchaser prior to making any factual disclosure that is required by Law related to an Acquisition Proposal or a Change in Recommendation.
Section 4.6    Pre-Acquisition Reorganization
(1)Subject to Section 4.6(2)(b), Corporation agrees that, upon request of Purchaser, Corporation shall use its commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.
(2)Corporation will not be obligated to participate in any Pre-Acquisition Reorganization unless Corporation determines in good faith that such Pre-Acquisition Reorganization:
(a)can be completed within two days prior to the Effective Date, and can either be (A) indemnified pursuant to Section 4.6(4)(ii) or (B) reversed or unwound in the event the Arrangement is not consummated without adversely affecting Corporation or any of its Subsidiaries, or the Shareholders;
(b)is not, in the opinion of Corporation, acting reasonably, prejudicial to Corporation, any Subsidiary of the Corporation or the Shareholders;
(c)does not reduce or change the form of the Consideration provided for under the Arrangement;
(d)does not impair the ability of the Parties to consummate, and will not delay the consummation of, the Arrangement;
(e)does not impair, impede, delay, prevent the receipt of any Regulatory Approval;

(f)does not require any additional approval of the Shareholders;
(g)does not require Corporation or any of its Subsidiaries to take any action that could reasonably be expected to result in any material Taxes being imposed on, or any adverse Tax or other consequences to Corporation, any of its Subsidiaries or any Shareholders;
(h)does not result in any breach by Corporation or any of its Subsidiaries of any Contract or any breach by Corporation or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;
(i)does not, in the opinion of Corporation, acting reasonably, interfere with the ongoing operations of Corporation or any of its Subsidiaries;
(j)does not, in the opinion of Corporation, acting reasonably, interfere with any pending or contemplated acquisition by Corporation or any of its Subsidiaries as disclosed in Section 4.6(2)(j) of the Corporation Disclosure Letter;
(k)does not require the directors, officers, employees or agents of Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;
(l)does not result in Taxes being imposed, directly or indirectly, on, or an adverse Tax or other consequences to, any Shareholder that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and
(m)does not become effective unless Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Article 6 and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 4.6(1)) proceed to effect the Arrangement.
(3)Purchaser must provide written notice to Corporation of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Corporation and Purchaser, at the expense of Purchaser, shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require Corporation to obtain approval of the Shareholders).
(4)If the Arrangement is not completed, Purchaser shall (i) forthwith reimburse Corporation for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization, including any costs incurred by Corporation in order to restore the organizational structure of Corporation to a substantially identical structure of Corporation as at the date hereof; and (ii) indemnify Corporation, any of its Subsidiaries and their Representatives and the Shareholders for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i) of this Section 4.6(4)). The indemnification obligations contained in this Section 4.6(4) shall survive indefinitely notwithstanding the termination of this Agreement.
(5)Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Corporation under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). In the event that a Pre-Acquisition Reorganization is carried out, then, if such Pre-Acquisition Reorganization results in any change (including, without limitation, any acceleration) with respect to the obligations of the Corporation or any of its Subsidiaries towards the IIA, then Purchaser shall fully bear the consequences, including without limitation the financial consequences, of any such change, irrespective of whether or not the transactions contemplated in this Agreement and/or in the Plan or Arrangement are consummated.
Section 4.7    Notice and Cure Provisions
(1)Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:
(a)cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or
(b)result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
(2)Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall (a) make available to Purchaser any Patent application, filing or other material written communication that Corporation or any of its Subsidiaries proposes to file with or send to any patent office and receive and consider in good faith such comments as Purchaser may timely provide to Corporation in respect of any such Patent application, filing or other material communication, (b) make available to Purchaser material communications received from any patent office, including Patent applications owned by Corporation or any of its Subsidiaries, and related filing receipts, office actions, responses or amendments, and notices of allowance; and (c) keep Purchaser reasonably informed on reasonably prompt basis in respect of its actions in respect of the filing, prosecution and maintenance of Corporation’s and its Subsidiaries’ Patents. Corporation shall provide the proposed Patent applications, filings, and other material communications contemplated by clause (a) of the preceding sentence to Purchaser sufficiently in advance of their filing or dispatch to a patent office to afford Purchaser a reasonable opportunity to review and comment thereon.
(3)Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall (a) give Purchaser prompt notice in the event that FDA, EMA Health Canada or any similar Governmental Entities with regulatory powers in their respective health care systems inspects Corporation or any of its Subsidiaries or Corporation or any of its Subsidiaries otherwise receives notice of any planned inspection and give Purchaser the right (to the extent permitted by applicable Law) to participate in any such inspection; (b) use commercially reasonable best efforts to provide Purchaser with advance notice of any planned meetings or conference calls Corporation or any of its Subsidiaries has with (i) the FDA or its advisory committees, the EMA or its advisory committees, Health Canada or its advisory committees, or any other similar Governmental Entities with regulatory powers in their respective health care systems; and (ii) consider in good faith any comments or other input timely provided by Purchaser in respect of the foregoing. Corporation will use commercially reasonable best efforts to (A) promptly notify Purchaser of any material notice or other material communication to Corporation or any of its Subsidiaries from the FDA or its advisory committees, the EMA or its advisory committees, Health Canada or its advisory committees, or any other similar Governmental Entities with regulatory powers in their respective health care systems and, subject to applicable Laws, permit Purchaser to review in advance any proposed material written communication to such Governmental Entities, (B) furnish Purchaser with copies of all non-confidential material correspondence, filings and written communications between Corporation, and of its Subsidiaries and their respective Representatives on one hand, and any such Governmental Entity or its staff on the other hand, (C) provide written notice to Purchaser of any material development known to Corporation in any clinical trial/investigation that is being conducted by, or on behalf of, Corporation, and (D) provide advance notice to Purchaser prior to making any significant submission to FDA, EMA, Health Canada or any similar Governmental Entities with regulatory powers in their respective health care systems relating to any Products or otherwise to Corporation’s or any of its Subsidiaries’ business(es) including any 510(k) submission, PMA application, other regulatory filing, or supplement or amendment thereto, response to any “warning letter,” “untitled letter,” or observation on FDA Form 483, and shall consider in good faith any comments or other input timely provided by Purchaser with respect to any such submission prior to its submission to such Governmental Entity.
(4)Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.
Section 4.8    Insurance and Indemnification
(1)Prior to the Effective Date, Corporation shall purchase a pre-paid non-cancellable run-off directors’ and officers’ liability insurance policy providing protection to all present and former officers and directors of Corporation and its Subsidiaries no less favourable in the aggregate to the protection provided by the policies maintained by Corporation and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Purchaser shall, or shall cause Corporation and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (such amount, the “Base Premium”) of Corporation’s current annual aggregate premium for policies currently maintained by Corporation or any of its Subsidiaries; provided further however that if such insurance can only be obtained at a premium in excess of the Base Premium, Corporation may purchase the most advantageous policies of directors’ and officers’ liability insurance reasonably available for an annual premium not to exceed the Base Premium, and Purchaser shall, or shall cause Corporation and its Subsidiaries to, maintain such coverage for six (6) years from the Effective Date.
(2)Purchaser shall cause Corporation and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Corporation and its Subsidiaries to the extent that any such indemnity agreements have been disclosed in the Corporation Disclosure Letter, and acknowledges that such rights, to the extent that they have been so disclosed, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.
(3)If Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Corporation or any of its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9    Exchanges De-Listing
Subject to applicable Law, Corporation shall use commercially reasonable best efforts to cause the Shares to be delisted from the Exchanges on or promptly after the Effective Time. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Shares from the Exchanges (including, if requested by Purchaser, such items as may be necessary to delist the Shares on or promptly after the Effective Time), (ii) Corporation ceasing to be a reporting issuer under applicable Canadian Securities Laws and (iii) the deregistration of the Shares under the Exchange Act, in each case, as promptly as practicable following the Effective Time. If Corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15 (or Form 15F, as applicable), in each case to be filed in connection with the transactions contemplated by this Agreement (such time period the “Delisting Period”), Corporation will use commercially reasonable best efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.
Section 4.10    Termination of 401(k) Plan
Unless Purchaser requests otherwise in writing at least five Business Days prior to the Effective Date, Corporation shall, effective as of at least one day prior to the Effective Date and contingent on the occurrence of the Effective Time, terminate Corporation’s 401(k) Plan and any other defined contribution retirement plan that is intended to meet the requirements of Section 401(k) of the U.S. Internal Revenue Code, and which is sponsored, or contributed to, by Corporation or any of its Subsidiaries (collectively, the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan on or after the Effective Date with respect to compensation earned after the termination date of the 401(k) Plan, provided however, that any participant deferrals that are withheld from participants’ pay prior to the termination date of the 401(k) Plan that have not yet been deposited to the trust funding the 401(k) Plan as of such 401(k) Plan termination date may be deposited to such trust and allocated to participants’ account under the 401(k) Plan as soon as commercially practicable following the 401(k) Plan termination date. Unless Purchaser requests that the 401(k) Plan not be terminated, Corporation shall provide to Purchaser (a) executed resolutions of the Board (or the board of directors of its Subsidiaries, as applicable) authorizing such termination, and (b) executed amendments to the 401(k) Plan which are sufficient to assure compliance with all applicable requirements of the U.S. Code and regulations thereunder, including such that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination (the form and substance of which shall be subject to reasonable prior review and comment by Purchaser). Purchaser shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the U.S. Internal Revenue Code that is sponsored by the Purchaser or one of its Subsidiaries (the “Purchaser 401(k) Plan”) that will cover Corporation Employees who remain employed after the Effective Date. In connection with the termination of the 401(k) Plan, Purchaser shall use commercially reasonable best efforts to cause the Purchaser 401(k) Plan to accept from the 401(k) Plan the “direct rollover” of the account balance of each such Corporation Employee who participated in the 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the 401(k) Plan and the U.S. Internal Revenue Code.
Section 4.11    Transaction Litigation
Corporation shall as promptly as reasonably practicable notify Purchaser in writing of any Transaction Litigation and shall keep Purchaser informed on a reasonably prompt basis regarding any such Transaction Litigation. Corporation shall give Purchaser the opportunity to (a) participate in the defense of any Transaction Litigation, and (b) consult with counsel to Corporation regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 4.11, “participate” means that Purchaser will be kept reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between Corporation and its counsel is not undermined or otherwise adversely affected), and Purchaser may offer comments or suggestions with respect to such Transaction Litigation which Corporation shall consider in good faith; provided that Corporation shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 4.12    Convertible Note Conversion
Prior to the Effective Time, Corporation shall, and shall cause each of its Subsidiaries to, deliver all notices and take all actions that are required to effect the Convertible Note Conversion, the cancellation and discharge of the Convertible Note and the release of all Liens securing all obligations thereunder, in each case as contemplated by the Convertible Note Conversion Agreement.
Section 4.13    Warrant Transactions
(1)Promptly upon Purchaser’s written request, Corporation shall give notice to the Warrantholders set forth in Section 4.13 of the Corporation Disclosure Letter of the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to Purchaser (and including such information as may be requested by Purchaser), and shall deliver to such Warrantholders any notices that may be required to be delivered, or that Purchaser may request that Corporation deliver, to such Warrantholders (in each case in form and substance reasonably satisfactory to Purchaser). Corporation shall provide drafts of any such notice, and of any other communications to any Warrantholders, to Purchaser prior to delivery and shall provide Purchaser and its counsel with a reasonable opportunity to review and to comment on such notice or other communication, and shall not deliver any such notices or other communications, that are not approved by Purchaser as to form and content. Corporation shall promptly provide notice to Purchaser of any communications from any Warrantholder in connection with the transactions contemplated by this Agreement or in connection with the communications described in this Section 4.13, shall cooperate (and cause its Representatives to cooperate) with Purchaser with respect to any communications or discussions with the Warrantholders. Purchaser shall direct and manage any such communications and discussions, and Purchaser and its Representatives shall be entitled to reasonable notice of, and to participate in, any communications or discussions by Corporation and its Representatives with the Warrantholders.
(2)Corporation shall not propose to any Warrantholder, or agree to, any term (including any amount payable to any such Warrantholder pursuant to any Warrant), or take any other action in connection with the Warrants, without the prior written consent of Purchaser.
(3)For the avoidance of doubt, this Agreement and the Arrangement do not modify the rights of the Warrantholders as set forth in the applicable Warrants, and the Warrantholders shall have such rights with respect to the Warrants in connection with the transactions contemplated hereby as are set forth in the express terms of the Warrants, as such terms may from time to time have been, or be, amended by agreement with the applicable Warrantholder. All Warrants outstanding as at the Effective Time will be treated in accordance with their respective terms and conditions.
Section 4.14    Assignments
Corporation shall use commercially reasonable efforts to provide (i) executed confirmatory assignments of Intellectual Property from the current or former employees, independent contractors or consultants of Corporation and its Subsidiaries, who have created Corporation Owned IP, and (ii) executed agreements confirming ownership rights in Corporation

Owned IP in one or more of Corporation and its Subsidiaries as designated by Purchaser, in each case prior to the completion of the Arrangement, in a form that is reasonably satisfactory to Purchaser. For the avoidance of doubt, the failure of the Corporation, after having used such commercially reasonable efforts, to actually obtain the assignments or agreements referred to in the prior sentence shall not constitute a breach of this Section 4.14. In addition, Corporation shall not be required to incur any obligations or make any payments to any third party in order to obtain such agreements, and shall not incur any such obligations or make any such payments without the prior consent of Purchaser.
Section 4.15    Third Party Consents
Corporation shall use commercially reasonable best efforts to provide evidence reasonably satisfactory to Purchaser, prior to the completion of the Arrangement, of receipt of all consents, approvals, novations, amendments and terminations set forth on Section 4.15 of the Corporation Disclosure Letter.
Section 4.16    Payoff Letters; Release of Liens
(1)No later than three (3) Business Days prior to the completion of the Arrangement, Corporation shall obtain from each holder of Corporation indebtedness for borrowed money set forth on Section 4.16(1) of the Corporation Disclosure Letter, and deliver to Purchaser, a confirmation, in form and substance reasonably acceptable to Purchaser, setting forth: (i) the projected amounts required to pay off in full on the Effective Date, the indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest, prepayment and other penalties and any amounts owing pursuant to a per diem agreement) and wire transfer information for such payment; and (ii) the undertaking of the creditor to release all Liens, if any, that the creditor may hold on any of the assets of the Company and each of its Subsidiaries upon receipt of all indebtedness owing to such creditor on the Closing Date (each, a “Payoff Letter”).
(2)Corporation shall take such action as may be required to obtain and file all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Purchaser, that are necessary or appropriate to release, discharge and terminate such of the Liens, and terminate the agreements, set forth on Section 4.16(2) of the Corporation Disclosure Letter, in each case as may be requested by Purchaser
Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION
Section 5.1    Non-Solicitation
(1)Except as expressly provided in this Article 5, Corporation shall not, directly or indirectly, through any officer, employee, representative (including financial or other advisor) or agent of Corporation or any of its Subsidiaries, and shall not permit any such Person to:
(a)solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer from any Person (other than Purchaser) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;
(b)enter into, continue, or otherwise engage or participate in any discussions or negotiations with any Person (other than Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(c)make a Change in Recommendation;
(d)accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1(1)) (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting); or
(e)submit any Acquisition Proposal to a vote of Corporation’s Shareholders;
(f)enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in Section 5.3).
(2)Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of this Agreement with any Person (other than Purchaser) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and in connection with such termination shall:
(a)immediately discontinue access to and disclosure of all information regarding Corporation and its Subsidiaries; and
(b)to the extent that such information has not previously been returned or destroyed, promptly request the return or destruction of all copies of any confidential information regarding Corporation or its Subsidiaries provided to any Person other than Purchaser, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.
(3)Corporation represents and warrants that neither Corporation nor any of its Subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which Corporation or any of its Subsidiaries is a party, except to permit submissions of expressions of interest solicited prior to the date of this Agreement. Corporation undertakes to enforce, or cause any of its Subsidiaries to enforce, all confidentiality, standstill or similar agreements or restrictions that it or any of its Subsidiaries has entered into prior to the date hereof or enter into after the date hereof and Corporation covenants and agrees not to release any Person from, or waive such Person’s obligations respecting Corporation, under any confidentiality, standstill or similar agreement or restriction to which Corporation is a party (it being acknowledged by Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).
Section 5.2    Notification of Acquisition Proposals
(1)If Corporation or any of its Subsidiaries or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Corporation or any of its Subsidiaries in connection with any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, including information, access, or disclosure relating to the properties, facilities, books or records of Corporation or any of its Subsidiaries, Corporation shall:
(a)promptly notify Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of the Person making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all written agreements and substantive documents, correspondence and other materials received in respect thereof, from or on behalf of any such Person; and
(b)keep the Purchaser promptly and reasonably informed of the status of all developments (including the timing of meetings of Corporation’s Board or any committee thereof with respect thereto) and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request within 24 hours of receipt thereof, and shall respond as promptly as practicable to Purchaser’s reasonable questions with respect thereto.
Section 5.3    Responding to an Acquisition Proposal
(1)Notwithstanding Section 5.1, or any other agreement between the Parties or between Corporation and any other Person, including the Non-Disclosure Agreement, if at any time, prior to obtaining the Required Shareholder Approval, Corporation receives a bona fide written Acquisition Proposal that did not result from any breach of Section 5.1, Corporation may (a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of Corporation or any of its Subsidiaries, if, in the case of this clause (b):
(a)the Board (or any special committee thereof) first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;
(b)such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction contained in any Contract entered into with Corporation;
(c)Corporation has been, and continues to be, in compliance with its obligations under this Article 5;
(d)prior to or concurrently with providing any such copies, access, or disclosure, Corporation enters into a confidentiality and standstill agreement with such Person (if one has not already been entered into or if such previous agreement contains provisions that are more favourable in the aggregate to such Person than those contained in the Non-Disclosure Agreement) that contains terms that are no more favourable to such Person than those found in the Non-Disclosure Agreement, and provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with Corporation and may not restrict Corporation from complying with this Agreement, including this Article 5; and
(e)Corporation promptly provides Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d), and, to the extent not previously provided to Purchaser, copies of any information provided to such Person.
Section 5.4    Right to Match
(1)If Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Required Shareholder Approval, the Board (or any special committee thereof) may approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, or make a Change in Recommendation, if and only if:
(a)the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;
(b)Corporation has been, and continues to be, in compliance with its obligations under this Article 5;
(c)Corporation has delivered to Purchaser a written notice of the determination of the Board (or any committee thereof) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board (or any special committee thereof) to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, together with a copy of such definitive agreement (including any ancillary agreements and any financing documents supplied to Corporation in connection therewith) (the “Superior Proposal Notice”);
(d)at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from Corporation;
(e)during any Matching Period, Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;
(f)if Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2), the Board (or any special committee thereof) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Purchaser under Section 5.4(2);
(g)the Board has determined in good faith, after consultation with Corporation’s outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and
(h)prior to or concurrently with entering into such definitive agreement, Corporation terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 8.2.
(2)During the Matching Period, or such longer period as Corporation may approve (in its sole discretion) in writing for such purpose: (a) Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal, (b) the Board (or any special committee thereof) shall review any such offer made by Purchaser to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (c) Corporation shall negotiate in good faith with Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board (or any special committee thereof) determines that such Acquisition Proposal would cease to be a Superior Proposal, Corporation shall promptly so advise Purchaser and Corporation and Purchaser shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
(3)Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and Purchaser shall be afforded a new five-Business Day Matching Period from the date on which Purchaser received the Superior Proposal Notice for the new Superior Proposal from Corporation.
(4)The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal (or amendment thereto) which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. Corporation shall provide Purchaser and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Purchaser and its legal counsel.
(5)If Corporation provides a Superior Proposal Notice to Purchaser after a date that is less than ten Business Days before the Meeting, Corporation shall be entitled to and shall upon request from Purchaser postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting (and in any event, prior to the Outside Date).
(6)Notwithstanding any Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 7.2, this Agreement shall be submitted to the Shareholders for the purpose of voting on the Arrangement Resolution and nothing contained in this Agreement shall be deemed to relieve Corporation of such obligation.
Section 5.5    Breach by Subsidiaries and Representatives
Without limiting the generality of the foregoing, Corporation shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5. Any violation of the restrictions set forth in this Article 5 by any of Corporation’s Subsidiaries or any Representatives of Corporation or any of its Subsidiaries shall be deemed to be a breach of this Article 5 by Corporation.
Article 6
CONDITIONS
Section 6.1    Mutual Conditions Precedent
The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties, subject to applicable Law:
(1)Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either Corporation or Purchaser, each acting reasonably, on appeal or otherwise.
(2)Arrangement Resolution. The Arrangement Resolution has been approved and adopted by Shareholders at the Meeting in accordance with the Interim Order.
(3)Articles of Arrangement. The Articles of Arrangement shall be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.
(4)Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Corporation or Purchaser from consummating the Arrangement.
Section 6.2    Additional Conditions Precedent to the Obligations of Purchaser
Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Purchaser and may only be waived, in whole or in part, by Purchaser in its sole discretion:
(1)Representations and Warranties. (i) The representations and warranties of Corporation set forth in: (A) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [No Conflict], 8(a) [Capitalization], 8(b) [Capitalization], 8(c) [Capitalization], 8(e) [Capitalization], 10(a) [Subsidiaries], 18 [Fairness Opinion], 19 [Brokers] and 20 [Transaction Committee and Board Approval] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time; (B) clause (i) of paragraph 15 [Absence of Certain Changes or Events] of Schedule C shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time and clause (ii) of paragraph 15 [Absence of Certain Changes or Events] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time and (C) all other representations and warranties of Corporation set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (C) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (ii) Corporation has delivered a certificate confirming same to Purchaser, executed by two senior officers of Corporation (in each case without personal liability) addressed to Purchaser and dated the Effective Date.
(2)Performance of Covenants. Corporation has fulfilled or complied in all material respects with each of the covenants of Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Purchaser, and has delivered a certificate confirming same to Purchaser, executed by two senior officers of Corporation (in each case without personal liability) addressed to Purchaser and dated the Effective Date.
(3)Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 6.3    Additional Conditions Precedent to the Obligations of Corporation
Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Corporation and may only be waived, in whole or in part, by Corporation in its sole discretion:
(1)Representations and Warranties. (i) The representations and warranties of Purchaser set forth in this Agreement are true and correct in all respects (without regard to any materiality qualifications contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impede completion of the Arrangement, and (ii) Purchaser has delivered a certificate confirming same to Corporation, executed by two senior officers of Purchaser (without personal liability), addressed to Corporation and dated the Effective Date.
(2)Performance of Covenants. Purchaser has fulfilled or complied in all material respects with each of the covenants of Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Corporation, executed by two senior officers of Purchaser (without personal liability), addressed to Corporation and dated the Effective Date.
(3)Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), Purchaser has complied with its obligations under Section 2.10 and the Depositary will have confirmed to Corporation receipt from or on behalf of Purchaser of the funds contemplated by Section 2.10.
(4)CVR Agreement. The CVR Agreement shall have been duly executed and delivered by Purchaser and Rights Agent, and shall be in full force and effect.
Section 6.4    Satisfaction of Conditions
The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued.
Article 7
TERM AND TERMINATION
Section 7.1    Term
This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.
Section 7.2    Termination
(1)This Agreement may be terminated prior to the Effective Time by:
(a)the mutual written agreement of the Parties; or

(b)either Corporation or Purchaser, if:
(i)No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) [No Required Shareholder Approval] if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;
(ii)Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Corporation or Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality] if such illegality or prohibition has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;
(iii)Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.
(c)Corporation if:
(i)Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Purchaser of written notice of such breach; provided that Corporation is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied; or
(ii)Superior Proposal. Prior to the receipt of the Required Shareholder Approval, the Board (or any special committee thereof) authorizes Corporation to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal, provided the Superior Proposal did not result from or involve a breach of Article 5, and that prior to or concurrent with such termination Corporation pays the Termination Fee in accordance with Section 8.2.

(d)Purchaser, if:
(i)Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Corporation of written notice of such breach; provided that Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;
(ii)Change in Recommendation or Superior Proposal. (a) The Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm within five Business Days after having been requested in writing by Purchaser to do so, acting reasonably, the Board Recommendation, or takes no position or a neutral position with respect to a publicly announced Acquisition Proposal for more than five Business Days after such Acquisition Proposal’s public announcement, or approves or recommends (or publicly proposes to do so) any Acquisition Proposal, (in each case, a “Change in Recommendation”), or (b) the Board (or any committee thereof) approves, recommends or authorizes Corporation to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) providing for the consummation of a Superior Proposal;
(iii)Material Breach of Article 5. Corporation breaches Article 5 in any material respect; or
(iv)Material Adverse Effect. There has occurred a Material Adverse Effect on or after the date of this Agreement that is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Corporation of written notice of such Material Adverse Effect.
(e)Purchaser, by the close of business on the next Business Day following the Meeting, if Dissent Rights have been exercised with respect to more than 10% of the issued and outstanding Shares.
Section 7.3    Effect of Termination/Survival
If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party to this Agreement, except that this Section 7.3 and Section 8.2 through to and including Section 8.14 and Section 4.4(3) shall survive, and provided that no Party shall be relieved of any liability for any fraud or any intentional and material breach by it of this Agreement.
Article 8
GENERAL PROVISIONS

Section 8.1    Amendments
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:
(a)change the time for performance of any of the obligations or acts of the Parties;
(b)waive any inaccuracy or modify any of the representations or warranties contained in this Agreement or in any document delivered pursuant to this Agreement;
(c)waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and
(d)waive compliance with or modify any mutual conditions contained in this Agreement.
Section 8.2    Termination Fees
(1)Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, Corporation shall pay Purchaser (or as Purchaser may direct in writing) the Termination Fee in accordance with Section 8.2(3).
(2)For the purposes of this Agreement, “Termination Fee” means $3,824,000 and “Termination Fee Event” means the termination of this Agreement:
(a)by Corporation, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];
(b)by Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal] or Section 7.2(1)(d)(iii) [Material Breach of Article 5];
(c)by Purchaser or Corporation, pursuant to Section 7.2(1)(b)(i) [No Required Shareholder Approval] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], at a time when Purchaser would have been entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal] or Section 7.2(1)(d)(iii) [Material Breach of Article 5];
(d)(A) by Purchaser or Corporation pursuant to Section 7.2(1)(b)(i) [No Required Shareholder Approval] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) by Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations or Warranties or Failure to Perform Covenants] if, in either of the cases set out in clause (A) or (B) of this paragraph:
(i)prior to such termination, an Acquisition Proposal is made or publicly announced by any Person (other than Purchaser or any of its affiliates); and
(ii)within 12 months following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) Corporation or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) in respect of an Acquisition Proposal (whether or not such Acquisition

Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).
For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.
(3)The Termination Fee shall be paid by Corporation to Purchaser as follows, by wire transfer of immediately available funds to an account designated by Purchaser, if a Termination Fee Event occurs due to:
(a)a termination of this Agreement described in Section 8.2(2)(a), prior to or simultaneously with the occurrence of such Termination Fee Event;
(b)a termination of this Agreement described in Section 8.2(2)(b), within two Business Days of the occurrence of such Termination Fee Event; and
(c)a termination of this Agreement described in Section 8.2(2)(c), within two Business Days of the occurrence of such Termination Fee Event.
(d)a termination of this Agreement described in Section 8.2(2)(d), on or prior to the consummation of the Acquisition Proposal.
(4)Corporation acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Corporation irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in this Section 8.2 are paid to Purchaser (or as it directs), no other amounts will be due and payable as damages or otherwise by Corporation, and Purchaser hereby accepts that such payments are the maximum aggregate amount that Corporation shall be required to pay in lieu of any damages or any other payments or remedy which Purchaser may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement, provided, however, that this limitation shall not apply in the event of fraud or an intentional and material breach by Corporation or any of its Subsidiaries of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefor shall not be affected by termination of this Agreement or any payment of the Termination Fee). In the event that Corporation shall fail to pay the Termination Fee when due, Purchaser shall be entitled to receive interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).
(5)Notwithstanding anything in this Agreement to the contrary, Purchaser may pursue both a grant of specific performance in accordance with Section 8.7 and the payment of the Termination Fee under this Section 8.2.
Section 8.3    Expenses
Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursement of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit Corporation from paying the reasonable fees and disbursements (plus applicable taxes, if any) of its legal, accounting and financial advisors which are incurred by Corporation in connection with the transactions contemplated hereby.
Section 8.4    Notices
Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:
(a)to Purchaser at:
5403 Betsy Ross Dr.,
Santa Clara, California
95054

Attention:	General Counsel
Email:

with a copy (which shall not constitute notice) to:
Fenwick & West LLP
555 California Street
12th Floor
San Francisco, California
94104
United States of America

Attention:	Douglas N. Cogen; David K. Michaels; Jeremy R. Delman
Email:

and with a copy (which shall not constitute notice) to:
Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montreal, Québec
H3A 3N9

Attention:	Olivier Désilets; Brett Seifred
Email:

(b)to Corporation at:
[●]

Attention:	[●]
Email:	[●]

with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street
26th Floor
Vancouver, BC
V7X 1L3
Canada

Attention:	Joe Garcia; Steven McKoen, KC; Kyle Misewich
Email:

and with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York
10001 - 8602

Attention:	Michael J. Hong
Email:

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.
Section 8.5    Time of the Essence
Time is of the essence in this Agreement.
Section 8.6    Further Assurances
Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.
Section 8.7    Injunctive Relief
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.
Section 8.8    Third Party Beneficiaries
(1)Except as provided in Section 4.8 and which, without limiting its terms, are intended as stipulations for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 8.8 as the “Indemnified Persons”), Corporation, and Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.
(2)Despite the foregoing, Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.8 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal Representatives, and for such purpose, Corporation confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.
Section 8.9    Waiver
No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.
Section 8.10    Entire Agreement
This Agreement, together with the Non-Disclosure Agreement, the Corporation Disclosure Letter and the CVR Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.
Section 8.11    Successors and Assigns
(1)This Agreement becomes effective only when executed by Corporation and Purchaser. After that time, it will be binding upon and enure to the benefit of Corporation, Purchaser and their respective successors and permitted assigns.
(2)Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its direct or indirect Subsidiaries, including to permit such direct or indirect Subsidiary to acquire, instead of Purchaser, all or part of the Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, provided that such assignment does not increase the amounts that would be subject to deduction or withholding in respect of Taxes under Section 2.11, provided further that none of any such assignments shall relieve Purchaser of its obligations hereunder. Any purported assignment in violation of the foregoing shall be void.
Section 8.12    Severability
If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 8.13    Governing Law
(1)This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(2)Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
Section 8.14    Rules of Construction
The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.
Section 8.15    No Liability
No director or officer of Purchaser shall have any personal liability whatsoever to Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser. No director or officer of Corporation or its Subsidiaries shall have any personal liability whatsoever to Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Corporation or any of its Subsidiaries.
Section 8.16    Counterparts
This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
[Remainder of page intentionally left blank. Signature page follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NEOVASC INC.
By: /s/ Steve Rubin
Name: Steve Rubin
Title: Chairman of the Board of Directors

By: /s/Fred Colen
Name: Fred Colen
Title: President and Chief Executive Officer

SHOCKWAVE MEDICAL, INC.
By: /s/ Douglas Godshall
Name: Douglas Godshall
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
Article 1
INTERPRETATION
Section 1.1Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“Arrangement” means the arrangement under section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement dated January 16, 2023 between Purchaser and Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.
“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.
“Dissent Rights” has the meaning specified in Section 3.1.
“Dissenting Holder” means a registered holder of Shares as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.
“Letter of Transmittal” means the letter of transmittal prepared by Purchaser, as approved by Corporation (acting reasonably), and sent to holders of Shares for use in connection with the Arrangement.
“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

Section 1.2Certain Rules of Interpretation.
In this Plan of Arrangement, unless otherwise specified:
(1)Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.
(2)Currency. All references to dollars or to $ are references to U.S. dollars.
(3)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section,” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
(5)Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(6)Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.
(7)Time References. References to time are to local time, Vancouver, British Columbia.
Article 2
THE ARRANGEMENT
Section 2.1    Arrangement
This Plan of Arrangement constitutes an arrangement under section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
Section 2.2    Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Corporation, Purchaser all Shareholders (including Dissenting Holders) and holders of Options, RSUs and SARs, any agent or transfer agent therefor and the Depositary and the Rights Agent at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.
Section 2.3    Arrangement
Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality,

in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:
(1)the following transactions shall occur simultaneously:
(a)each outstanding Option, RSU, and SAR shall vest in accordance with its terms;
(b)each outstanding Option, shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for, in respect of each Option that is an In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable per share exercise price in respect of such Option and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, neither Corporation nor Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and that is not exercised prior to Effective Time, and any such Option shall be immediately cancelled for no consideration;
(c)each outstanding RSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such RSU shall be immediately cancelled;
(d)each outstanding SAR shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such SAR shall be immediately cancelled;
(e)(i) each holder of outstanding Options, RSUs or SARs shall cease to be a holder of such Options, RSUs or SARs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, the RSU Plan and the SAR Plan and any and all agreements relating to the Options, the RSUs and the SARs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the Consideration, if any, to which it is entitled pursuant to Section 2.3(1)(b), Section 2.3(1)(c) or Section 2.3(1)(d), as applicable, at the time and in the manner specified in such Sections;
(2)each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to Purchaser, and:
(a)such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by Purchaser in accordance with Article 3;
(b)the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and
(c)Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;
(3)concurrently with step (2), each outstanding Share (other than Shares held by Dissenting Holders who have validly exercised such holders’ respective Dissent Rights) shall be transferred without any further act or formality by the holder thereof to Purchaser in exchange for the Consideration per Share, less any applicable withholdings, and:
(a)the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;
(b)the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and
(c)Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof; and
Article 3
DISSENT RIGHTS
Section 3.1    Dissent Rights
(1)Registered holders of Shares as of the record date of the Meeting may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).
(2)Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to Purchaser, as provided in Section 2.3(3), and if they are ultimately:
(a)entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by Purchaser, less any applicable withholdings, which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or
(b)not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration per Share to which holders of Shares who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof, less any applicable withholdings.
Section 3.2    Recognition of Dissenting Holders
(1)In no case shall Corporation, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights; and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)In no case shall Corporation, Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.
(3)Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the cash payments and CVRs to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof, less any applicable withholdings.
(4)In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Options, RSUs or SARs, and (b) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).
Article 4
CERTIFICATES AND PAYMENTS
Section 4.1    Payment of Consideration
(1)Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Shares (other than the Dissenting Holders), cash with the Depositary and CVRs with the Rights Agent as are required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose.
(2)Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(3), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment and CVRs which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.
(3)After the Effective Date, Purchaser shall cause Corporation to deliver to each holder of Options (in accordance with Section 2.3(1)(b)), each holder of RSUs (in accordance with Section 2.3(1)(c)) and each holder of SARs (in accordance with Section 2.3(1)(d)), the cash payment and the CVRs, if any, that such holder of Options, RSUs, or SARs, as applicable, is entitled to receive under the Arrangement. Payments with respect to Options, RSUs and SARs as set forth in Section 2.3, other than with respect to a CVR, shall be made, net of applicable withholdings, as soon as reasonably practicable after the Effective Date but in any event within ten Business Days of the Effective Date (except in the case of any Option, RSU or SAR which is subject to the provisions of section 409A of the United States Internal Revenue Code of 1986, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such section).
(4)Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment and CVRs which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in Corporation or Purchaser. On such date, all cash payments and CVRs which such former holder was entitled shall be deemed to have been surrendered to Purchaser or Corporation, as applicable, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.
(5)Any payment made by the Depositary (or Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or Corporation) or that otherwise remains unclaimed, in each case, on or before the fifth (5th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the fifth (5th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Options, the RSUs and the SARs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as applicable, for no consideration.
(6)No holder of Shares, Options, RSUs or SARs shall be entitled to receive any consideration with respect to such Shares, Options, RSUs or SARs other than the cash payment and CVRs, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1. No holder of Shares, Options, RSUs or SARs shall be entitled to receive any interest, dividends, premium or other payment in connection with any payment contemplated by the Arrangement Agreement. No dividend or other distribution declared or made after the Effective Time with respect to any securities of Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.
Section 4.2    Lost Certificates
(1)In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the register holder thereof on the share register maintained by or on behalf of Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment and CVRs which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to Purchaser and the Depositary (each acting reasonably) in such sum as Purchaser may direct, or otherwise indemnify Corporation and Purchaser in a manner satisfactory to Corporation and Purchaser (each acting reasonably), against any claim that may be made against Corporation or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 4.3    Withholding Rights
(1)Each of Corporation, Purchaser the Depositary and the Rights Agent and any other third party paying agent, as applicable (each, a “Payor”), shall be entitled to deduct or withhold from any amount payable or otherwise deliverable to any Person under this Plan of Arrangement, such amounts as Corporation, Purchaser, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, the Ordinance, and in accordance with the Withholding Tax Ruling, if obtained, or any provision of any other Law and shall remit such deduction and withholding with the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

(2)Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Shareholder and holders of RSUs, SARs and Options (each a “Payee”) shall be retained by the Depositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee for a period of one hundred and eighty (180) days following the Effective Time or ninety (90) days following the date of any payments with respect to CVR (or such longer reasonable period as may be provided by Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the “Withholding Drop Date”), unless Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee's portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.
(3)As soon as practicable following the date of this Agreement, the Corporation shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Purchaser or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect any Payee (except for payees under clause (ii) below) (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented; and (ii) with respect to holders of Options, RSUs and SARs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (B) instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as

applicable, and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Corporation shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Effective Time but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Effective Time is not a closing condition.
(4)Without limiting the generality of Section 4.3(3), each of the Corporation and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The applications for, and the final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Corporation shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received in accordance with the terms of this Section 4.3(4), Purchaser may make such payments and withhold any applicable Taxes in accordance with Section 4.3(1).
(5)Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the provisions of Sections 4.3(1) and 4.3(2) above, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.
Section 4.4    Calculations
All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by Corporation, Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.
Section 4.5    No Liens
Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.
Section 4.6    Paramountcy
From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Options, RSUs and SARs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares, Options, RSUs and SARs, and the Corporation, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options, RSUs and SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.
Article 5
AMENDMENTS
Section 5.1    Amendments
(1)Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by Corporation and Purchaser, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.
(2)Notwithstanding the provisions in Section 5.1(1), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of Corporation and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders.
(3)Subject to Section 5.1(2), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Corporation and Purchaser, acting together, at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(4)Subject to Section 5.1(2), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders.
Section 5.2    Termination
This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
Article 6
FURTHER ASSURANCES
Section 6.1    Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
1.The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Neovasc Inc. (“Corporation”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated [●], 2023 of Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement, the “Arrangement Agreement”) made as of January 16, 2023 between Corporation and Purchaser, and all transactions contemplated thereby, are hereby authorized, approved and adopted.
2.The plan of arrangement of Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “[●]” to the Circular, is hereby authorized, approved and adopted.
3.The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.
4.Corporation be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).
5.Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
6.Any officer or director of Corporation is hereby authorized and directed for and on behalf of Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.
7.Any officer or director of Corporation is hereby authorized and directed for and on behalf of Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.
B-1

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF CORPORATION
1.Organization and Qualification.
Corporation and each of its Subsidiaries is a corporation or other entity duly incorporated, formed or organized, as applicable, and, with the exception of B-Balloon, are validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as applicable, and, with the exception of B-Balloon, has all requisite power and authority to own, lease and operate its assets (including licenses and other similar rights) and properties and conduct its business as now conducted. Corporation and each of its Subsidiaries, with the exception of B-Balloon, is duly qualified, registered, licensed or otherwise authorized to transact business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, registration, licensing or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now conducted, except as to the extent that any failure of Corporation or any of its Subsidiaries to be so qualified, registered, licensed or authorized or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
2.Corporate Authorization.
Corporation has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery and performance by Corporation of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of Corporation and no other corporate proceedings on the part of Corporation are necessary to authorize this Agreement or the completion of the Arrangement and the other transactions contemplated hereby other than approval by the Shareholders in the manner required by the Interim Order and Law and approval by the Court.
3.Execution and Binding Obligation.
This Agreement has been duly authorized, executed and delivered by Corporation and constitutes a legal, valid and binding obligation of Corporation, enforceable against Corporation in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.
4.Governmental Authorization.
The execution, delivery and performance by Corporation of its obligations under this Agreement and the consummation by Corporation of the Arrangement and the other transactions contemplated hereby, excluding the Pre-Acquisition Reorganization, do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by Corporation or any of its Subsidiaries other than (a) the Interim Order and any approvals required by the Interim Order, (b) the Final Order, (c) filings with the Director under the CBCA, (d) compliance with Securities Laws and stock exchange rules and policies, (e) filings required in connection with the Health Care Approvals, (f) the Regulatory Approvals, and (g) any actions or filings the absence of which would not be reasonably expected to be material to Corporation and its Subsidiaries taken as a whole.

5.No Conflict/Non-Contravention.
Except as disclosed in Section 5 of the Corporation Disclosure Letter neither Corporation nor its Subsidiaries are in violation or default of, nor will the execution of this Agreement, and the performance by Corporation or its Subsidiaries of their obligations hereunder, result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien (other than Permitted Liens) upon any property or assets of Corporation or any of its Subsidiaries pursuant to (a) any term or provision of the Constating Documents of Corporation or any of its Subsidiaries or any resolution of the directors or shareholders of Corporation or any of its Subsidiaries, (b) any Contract or Authorization to which Corporation or any of its Subsidiaries is a party, or (c) any Law.
6.Consents.
Except as disclosed in Section 6 of the Corporation Disclosure Letter, there are no consents, approvals, notices (including those which state that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) or any waiver of the foregoing which are required to be obtained by Corporation or its Subsidiaries in connection with the transaction contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement, excluding the Pre-Acquisition Reorganization.
7.Shareholders’ and Similar Agreements.
Neither Corporation nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership, registration, transfer or voting of any of the securities of Corporation or any of its Subsidiaries or pursuant to which any Person other than Corporation or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in Corporation or in any of its Subsidiaries.
8.Capitalization.
(a)Corporation has an authorized share capital consisting of an unlimited number of Shares without par value and an unlimited number of preferred shares without par value issuable in series. As of close of business on January 12, 2023, 2,753,831 Shares were issued and outstanding and no preferred shares were issued and outstanding. The Corporation has not issued any Shares (other than on exercise of Options or Warrants), or granted, sold or issued any Warrants, RSUs or Options, or granted any rights or entered into any agreements, in each case, to acquire Shares, between January 12, 2023 and the date of this Agreement.
(b)Section 8(b) of the Corporation Disclosure Letter sets forth, as of the close of business on January 13, 2023, the number of outstanding Options, the aggregate number of Shares for which outstanding Options are exercisable, the Tax status of each option under Section 422 of the U.S. Internal Revenue Code, the number of outstanding RSUs, the number of outstanding SARs, all holders of Options, RSUs, and/or SARs and their country and state of residence and, where applicable in respect of such Options, RSUs and/or SARs, the exercise price or grant value, the date of grant and the number of Options, RSUs and/or SARs that have vested or expired, and the number of Options, RSUs and/or SARs that will vest in connection with the Effective Time or as a result of any other event.

Purchaser has been provided with a true and correct copy of each of the Options, RSUs and/or SARs, including any amendments thereto.
(c)Section 8(c) of the Corporation Disclosure Letter sets forth, as of the close of business on January 13, 2023, the outstanding Warrants, the exercise price of the Warrants, the date of grant of the Warrants and the name and address of the holder thereof. Purchaser has been provided with a true and correct copy of each Warrant, including any amendments thereto.
(d)As of January 15, 2023, and as described in Section 8(d) of the Corporation Disclosure Letter, the principal amount of the Convertible Note is $13,559,440.97, and the principal amount will increase by $3,331.10 for each day after such date, and the Conversion Price (as defined therein) is $25.00. Other than the Convertible Note, neither Corporation nor any of its Subsidiaries has any indebtedness for borrowed money or guarantees thereof, whether current or funded, short- or long-term, secured or unsecured, direct or indirect. Purchaser has been provided with a true and correct copy of the Convertible Note, including any amendments thereto.
(e)All the issued and outstanding Shares of Corporation have been validly authorized and issued as fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights of any Shareholder of Corporation and all Shares issuable upon the exercise of Options or the settlement of RSUs have been duly authorized.
(f)Except for such Options, RSUs, SARs, Warrants and the Convertible Note set forth in Sections 8(b), 8(c) and 8(d) of the Corporation Disclosure Letter, no Person has any agreement or option, or right or privilege (whether by law, preemptive, contractual or otherwise) capable of becoming an agreement or option, for the purchase or acquisition from Corporation or any of its Subsidiaries of any interest in, or Shares or other equity interests of, Corporation or of any of its Subsidiaries or any right to convert any obligation into or exchange for any Shares or other equity interests of Corporation or of any of its Subsidiaries.
(g)There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Shares on any matter except as required by Law.
9.Shareholder Rights Plan.
Corporation does not have any shareholder rights plan in place or any other similar plan which could increase the aggregate Consideration payable by Purchaser to purchase the Shares under the Plan of Arrangement or which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement or the Arrangement.
10.Subsidiaries.
(h)Section 10(a) of the Corporation Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which Corporation owns or controls, directly or indirectly, any material equity or proprietary interest indicating (i) its name, (ii) its authorized classes of shares or other equity interests, (iii) its issued shares or other equity interests, (iv) the jurisdiction of incorporation, organization or formation of such Person, and (v) the percentage of equity owned directly or indirectly by Corporation.

(i)All of the issued and outstanding shares of, or other equity interests in, Corporation’s Subsidiaries, have been duly and validly authorized and issued, are fully paid and non-assessable, and are owned by Corporation free and clear of any Liens whatsoever other than: (i) those described in Section 10(b) of the Corporation Disclosure Letter, (ii) those described in the Corporation Financial Statements, and (iii) Permitted Liens. Except for the shares or other equity interests owned by Corporation or by any of its Subsidiaries, directly or indirectly, in any Subsidiary of Corporation, neither Corporation nor any of its Subsidiaries is the registered or beneficial owner of any equity interest of any kind in, voting debt of, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other Person.
(j)With respect to Neovasc GmbH, all facts to be entered in the commercial register or business register, as applicable, and documents to be submitted to any such register of Neovasc GmbH and its Subsidiaries have been filed or submitted in a complete, accurate and timely manner. There are no resolutions or other facts which must be or could be entered in such register and which have not in fact been included in the respective register.
(k)With respect to Neovasc GmbH, no insolvency, reorganization or similar proceedings have been applied for or instituted against the assets of Neovasc GmbH or any of its Subsidiaries. Furthermore, no compulsory judicial enforcement proceedings or any similar measures have been applied for or instituted against all or some of the assets of Neovasc GmbH or any of its Subsidiaries. There are no circumstances which would justify the institution of such proceedings. None of Neovasc GmbH or its Subsidiaries has a negative net worth (ist überschuldet) or is unable to pay its debts as they fall due (zahlungsunfähig), nor is a negative net worth or illiquidity imminent. Neither Neovasc GmbH nor any of its Subsidiaries has ceased or suspended its payments (Zahlungen eingestellt) nor entered into or offered any debt settlement agreements or similar arrangements with creditors.
11.Securities Law Matters.
(l)Corporation is a “reporting issuer” (or the equivalent) under Securities Laws in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec (collectively, the “Reporting Provinces”). The Shares are registered under Section 12 of the Exchange Act. The Shares are listed and posted for trading on the Exchanges. Corporation does not have any securities listed or posted for trading on any securities exchange other than the Exchanges. Corporation is not in default of any material requirements of any Securities Laws or either of the Exchanges. Corporation is not subject to any continuous or periodic or other disclosure requirements under the Securities Laws of any jurisdiction other than the Reporting Provinces and the United States.
(m)Corporation has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any of the Reporting Provinces nor has Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of Corporation. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Corporation is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and Corporation is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings and, to the knowledge of Corporation, neither Corporation nor any of the Corporation Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the Exchanges.

(n)Corporation has timely filed or furnished with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed or furnished by Corporation with the Securities Authorities since January 1, 2020. The documents comprising the Corporation Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. Corporation has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings, and, to the knowledge of Corporation, none of the Corporation Filings are subject to ongoing review or investigation by any Securities Authority. As of the date of this Agreement, neither Corporation nor any of its Subsidiaries is subject to any ongoing Legal Proceeding by any Securities Authority or the Exchanges and, to the knowledge of Corporation, no such Legal Proceeding is threatened. As of the date of this Agreement, no amendments or modifications to the Corporation Filings are required to be filed with, or furnished to, any Securities Authority. No Subsidiary of the Corporation is required to file or furnish any form, report or other document with any Securities Authority.
(o)Corporation is not and has not, and is not required to be and has not been required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940.
(p)Corporation is in compliance in all material respects with all applicable effective provisions of the United States Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith and the applicable listing and governance rules and regulations of the Nasdaq Capital Market.
(q)Corporation is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the Exchange Act pursuant to Rule 3a12-3(b) of the Exchange Act. Corporation has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Date.
(a)Except as disclosed in Section 11(g) of the Corporation Disclosure Letter, to the knowledge of the Corporation, no “related party” of the Corporation (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares (calculated on a partially-diluted basis in accordance with MI 61-101), except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.
12.Corporation Financial Statements.
(a)The Corporation Financial Statements have been prepared in accordance with IFRS, consistently applied throughout the periods involved, and comply as to form in all material respects with the applicable accounting requirements of Securities Laws and the CBCA.
(b)The Corporation Financial Statements present fairly in all material respects the financial condition, financial performance and cash flows of Corporation and its Subsidiaries as at the dates and for the periods of such Corporation Financial Statements (subject to year-end adjustments and except as may be expressly indicated in the notes to such financial statements) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any.

(c)Other than as a result of the transactions contemplated under this Agreement, Corporation does not intend to correct or restate, nor, to the knowledge of Corporation is there any basis for any correction or restatement of, any aspect of the Corporation Financial Statements.
(d)Except as described in the Corporation Financial Statements, there has been no material change in Corporation’s accounting policies since December 31, 2021. Except as disclosed in Section 12(d) of the Corporation Disclosure Letter or in the Corporation Filings, there are no, nor are there any commitments to become a party to, any off-balance sheet transactions of Corporation or of any of its Subsidiaries with unconsolidated entities or other Persons.
(e)The financial books, records and accounts of Corporation and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Corporation and its Subsidiaries; and (iv) accurately and fairly reflect the basis of Corporation’s financial statements.
13.Disclosure Controls and Internal Control over Financial Reporting.
(a)Corporation and its Subsidiaries have established and maintain a system of internal control over financial reporting which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).
(b)Corporation and its Subsidiaries are not aware of any material weaknesses (as such term is defined in NI 52-109) in their internal control over financial reporting relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Corporation, which would be required to be disclosed in a certificate issued pursuant to NI 52-109.
(c)Corporation and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d)Corporation has established and maintains, within the time periods specified in applicable Securities Laws, a system of disclosure controls and procedures designed to ensure that information required to be disclosed by it under applicable Securities Laws will be recorded, processed, summarized and reported in accordance with and within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed will be accumulated and communicated to the management of Corporation, including the Chief Executive Officer of Corporation and the Chief Financial Officer of Corporation or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

(e)Since the date of the most recent Corporation Financial Statements, there has been no change in Corporation’s or any of its Subsidiaries’ internal control over financial reporting and disclosure controls and procedures that has materially affected, or is reasonably likely to materially affect, Corporation’s or any of its Subsidiaries’ internal control over financial reporting and disclosure controls and procedures. To the knowledge of Corporation, none of Corporation, any of its Subsidiaries, or any of their respective Representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that Corporation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.
14.Auditors.
Grant Thornton LLP is and was, during the periods covered by its reports included in the Corporation Filings, independent in accordance with applicable Securities Laws; there has not been any reportable event (within the meaning of National Instrument 51-102 respecting Continuous Disclosure Obligations) with such auditors or any former auditors with respect to audits of Corporation and its Subsidiaries.
15.Absence of Certain Changes or Events.
Since December 31, 2020, except as disclosed in the Corporation Filings or in Section 15 of the Corporation Disclosure Letter and other than the transactions contemplated in this Agreement, (i) the business of Corporation and its Subsidiaries, except for B-Balloon, has been conducted in the Ordinary Course and (ii) there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect.
16.No Undisclosed Liabilities.
There are no material liabilities or obligations of Corporation or of any of its Subsidiaries of any type whatsoever, whether accrued, contingent or absolute, other than liabilities or obligations: (a) disclosed in the Corporation Financial Statements (including any notes or schedules thereto and related management’s discussions and analysis); (b) incurred in the Ordinary Course since September 30, 2022; or (c) incurred in connection with this Agreement.
17.Authorizations and Licenses.
(a)Corporation and each of its Subsidiaries own, possess or have obtained all material Authorizations that are required by Law in connection with the operation of the business of Corporation and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of Corporation’s assets.
(b)Corporation or its Subsidiaries, as applicable, (i) lawfully hold, own or use, and have complied with in all material respects, all such Authorizations, (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; (iii) to the knowledge of Corporation, there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the business of Corporation or its Subsidiaries; and (iv) to the knowledge of Corporation, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization.

(c)No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of Corporation or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization.
(d)Except as disclosed in Section 17(d) of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries has given an undertaking or written assurance (whether legally binding or not) to any Governmental Entity (including any competition entity) under any anti-trust or similar legislation in any jurisdiction which remains current at the date of this Agreement.
18.Fairness Opinion.
The Board has received the Fairness Opinion and such Fairness Opinion has not been withdrawn or modified as of the date of this Agreement. A written copy of such Fairness Opinion shall be provided to Purchaser solely for informational purposes after receipt by Corporation of an executed copy thereof.
19.Brokers.
Except for the engagement letter between Corporation and the Financial Advisor, which such document has been provided to the Purchaser, and the fees payable under or in connection with such engagement, there is no Person acting at the request of Corporation or any of its Subsidiaries who is entitled to any brokerage or agency fee in connection with this Agreement or any other transaction contemplated by this Agreement. Section 19 of the Corporation Disclosure Letter sets forth all fees, commissions or other payments that may be payable to the Financial Advisor in connection with this Agreement or any other transaction contemplated by this Agreement.
20.Transaction Committee and Board Approval.
The Board has unanimously determined, after having received the unanimous recommendation of the Transaction Committee and advice from its financial advisor and outside legal counsel, that the Arrangement is fair to Shareholders and the Arrangement is in the best interest of Corporation. The Board has unanimously approved the entering into of the Agreement and the making of a recommendation that Shareholders vote in favour of the Arrangement Resolution.
21.Compliance with Laws.
Except as disclosed in Section 21 of the Corporation Disclosure Letter, Corporation and each of its Subsidiaries is, and for the past three years has been, in material compliance with all applicable Law and neither Corporation nor any of its Subsidiaries is, to the knowledge of Corporation, under any investigation with respect to, has been charged or to the knowledge of Corporation threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity; except, in each case, as would not reasonably be expected to be material to Corporation and its Subsidiaries taken as a whole.
22.Regulatory Compliance
(a)Corporation and its Subsidiaries own, possess or have obtained all Authorizations and Health Care Approvals that are required in connection with the operation of the business of Corporation and its Subsidiaries as presently conducted. Corporation and its Subsidiaries hold, own or use, and have complied with in all material respects, all such Authorizations and Health Care Approvals. Each Authorization and Health Care Approval is valid and in full force and effect, and is transferable, revisable, amendable and renewable by its terms or in the Ordinary Course.
(b)Corporation and its Subsidiaries have filed with any applicable Governmental Entity (including the FDA or any other Governmental Entity performing functions similar to those performed by the FDA) all required Health Care Approvals and any other material filings, notices, registrations, reports or submissions which are required by Health Care Law to have been filed or obtained as of the date hereof in connection with the operation of the business. In addition, Corporation or its Subsidiaries have filed an application with GMED for the conformity assessment of the Products under the MDR. Except as disclosed in Section 22(b) of the Corporation Disclosure Letter, all such documents were when filed or submitted, and continue to be, in material compliance with applicable Health Care Laws of the applicable Governmental Entity and no material deficiencies have been asserted by any applicable Governmental Entity with respect to any such filings, Authorizations, Health Care Approvals, notices, registrations, reports or submissions. All such Health Care Approvals and Authorizations are valid and in full force and effect. Corporation and its Subsidiaries are not in default in any material respect under any of such Health Care Approvals or Authorizations or other similar authority. Corporation and its Subsidiaries have not received any written or, to the knowledge of Corporation, oral notice of proceedings relating to the suspension, modification, revocation or cancellation of any such Authorization or Health Care Approval. All renewals for the Authorizations and Health Care Approvals have been timely applied for, and no event or circumstance has occurred or exists (including the execution of this Agreement) that would prohibit or prevent the reissuance, or would cause the suspension or revocation, of any of the Authorizations or Health Care Approvals necessary for or material to the operation of the business of Corporation and its Subsidiaries as presently conducted by Corporation and its Subsidiaries.
(c)All business operations, including the research, development, making, manufacturing, testing, processing, packaging, labeling, importation, export, storage, holding, distribution, use, licensing, medical information and medical affairs activities and communications, sale, advertising, marketing or pricing of the investigational and currently marketed Products, and preclinical and clinical investigations sponsored by Corporation or its Subsidiaries or involving Products (including by means of the outsourcing by Corporation or its Subsidiaries of any of the foregoing activities), are and have been conducted in compliance in all material respects with, and have not been threatened in writing to be in violation of, any applicable Health Care Laws. In the EU, the CE-marked Products are and have been labeled, promoted, and advertised in accordance with the intended purpose for which they have been CE-marked.
(d)Other than as set forth on Section 22(d) of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries have received any notice of adverse finding, notice of violation, warning letter, untitled letter, regulatory letter, notice of inspectional observations (Form FDA 483), correspondence regarding the termination or suspension or delay or modification of any ongoing clinical or pre-clinical studies or tests, establishment inspection reports or other correspondence or notices from the FDA or any other applicable Governmental Entity relating to deficiencies in (i) the conduct of all research, formulating, preclinical and other testing, nonclinical activities, clinical trials/investigations, and other studies, and activities required by a Governmental Entity in connection with the Products, (ii) investigation, and (iii) manufacture, processing, packaging, holding, distribution, marketing or selling of the Products, in each case except as would not be material to the Corporation and its Subsidiaries taken as a whole.

Corporation and its Subsidiaries have responded, as required, to all such warning letters, notices of adverse findings and any other similar material letters or notices issued by FDA or any comparable Governmental Entity.
(e)Corporation and its Subsidiaries are in compliance with all applicable Health Care Laws in all material respects (including Laws regarding the manufacturing, packaging, labelling, importation, export, storage, distribution, sale, advertising, marketing or pricing of the currently marketed products of Corporation and any of its Subsidiaries), as well as with all terms and conditions imposed in any Health Care Approvals issued in respect of the Products. Corporation and its Subsidiaries have responded, as required, to all warning letters, notices of adverse findings and any other similar material letters or notices issued by any Governmental Entity. Neither Corporation nor any of its Subsidiaries has received written notice of any threatened or pending investigation, hearing, finding of deficiency or noncompliance, adverse inspection report, penalty, fine, sanction, request for recall, relabelling or other remedial action, audit or other regulatory action (other than non-material routine or periodic inspections or reviews) by any Governmental Entity against (i) Corporation or any of its Subsidiaries, or (ii) any person that has or is conducting or overseeing any research, development, preclinical or clinical testing of the Products for the Corporation or any of its Subsidiaries, or (iii) with respect to the currently or heretofore marketed or tested products of Corporation or any of its Subsidiaries, to the knowledge of Corporation, any Person that manufactures, packages, labels, imports\exports, stores, distributes or sells the Products pursuant to a manufacturing, supply or other arrangement with Corporation or any of its Subsidiaries.
(f)true and complete reports regarding material quality management issues have been disclosed in the data room. For the past three years, there have not been and are not any material quality management issues, including but not limited to and product complaints reports, safety issue reports, adverse event/device deficiency reports, or similar reports or other reports regarding product quality or stability failures, that have not been adequately addressed and proceeded in accordance with applicable Law.
(g)Neither Corporation nor any of its Subsidiaries, nor, to the knowledge of Corporation, any member, officer, director, partner, employee, contractor or agent of Corporation or any of its Subsidiaries, has made an untrue statement of fact or a fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy. Neither Corporation nor any of its Subsidiaries, nor any member, officer, director, partner, employee, contractor or agent of Corporation or any of its Subsidiaries, has been assessed or threatened with assessment of a civil monetary penalty, debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion, suspension or disqualification under 21 U.S.C. Section 335a or 355g, 42 U.S.C. Section 1320a 7 or any similar Health Care Laws. Neither Corporation nor any of its Subsidiaries, nor, to the knowledge of Corporation, any member, officer, director, partner, employee or agent of Corporation or any of its Subsidiaries, are subject to any proceeding by any Governmental Entity that would reasonably be expected to result in such suspension, exclusion or debarment and to the knowledge of Corporation, there are no facts that would reasonably be expected to give rise to such suspension, exclusion or debarment. Neither Corporation nor any of its Subsidiaries employ, or to the knowledge of Corporation, contracts with any Persons who are disqualified pursuant to 21 C.F.R. Parts 312, 511 or 812, or otherwise restricted, in whole or in part by FDA or other comparable foreign Governmental Entities.
(h)Corporation and its Subsidiaries represent and warrant that Corporation and its Subsidiaries are not and do not operate a U.S. business that produces, designs, tests, manufactures, fabricates, or develops a critical technology that is (i) utilized in connection with the U.S. business’s activity in one or more pilot program industries, or (ii) designed by the U.S. business specifically for use in one or more pilot program industries, as these terms are defined at 31 C.F.R. Parts 800 and 801.
(i)All manufacturing operations conducted by Corporation and its Subsidiaries and by suppliers thereto, related to the Products or components thereof for use, now or in the future have been and are being conducted in accordance, in all material respects, with the applicable cGMP and ISO Quality Management System requirements for the Products and the components thereof, and there has not been any written notice to recall, suspend or otherwise restrict the manufacture of the Products or the components thereof and no investigation to recall, suspend or otherwise restrict the manufacture of the Products of components thereof is pending. In addition, Corporation and its Subsidiaries are in material compliance with all applicable Health Care Laws, including any applicable requirements for establishment registration and product listing with FDA or comparable foreign Governmental Entity requirements.
(j)For the last three years, Corporation and its Subsidiaries have complied, and are now in compliance, in all material respects, with all applicable Health Care Laws. Corporation and its Subsidiaries have not received any notice from a Governmental Entity that alleges any noncompliance with any Health Care Law, or alleges that Corporation or its Subsidiaries, or any of its members, officers, directors, partners, employees, contractors or agents are under investigation or the subject of any inquiry by any such Governmental Entity for such alleged noncompliance with any Health Care Law, and there is no action, claim, suit, litigation, proceeding, arbitration, mediation, audit, hearing, investigation or dispute threatened by or pending before any commission, board, agency, or other Governmental Entity, with respect to a potential violation of any Health Care Law. Corporation and its Subsidiaries are not currently, and have not been, a party to any consent decree, judgment, order, or settlement, or any actual or potential settlement agreement, corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, monitoring agreement or certification of compliance agreement that relates to Health Care Laws. Corporation and its Subsidiaries are not a defendant or named party in any unsealed qui tam/False Claims Act litigation. To the knowledge of Corporation, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any legal proceeding or imposition of any penalties against or affecting Corporation relating to or arising out of Health Care Laws.
(k)None of the Corporation, or any of its Subsidiaries, or any of their respective directors, managers, officers or, to the knowledge of Corporation, employees or independent contractors, (i) is a party to any order, monitoring agreement, consent decree, settlement order, deferred prosecution agreement, non-prosecution agreement, individual integrity agreement, corporate integrity agreement or similar agreement with or imposed by any Governmental Entity, including the Office of Inspector General of the United States Department of Health and Human Services, concerning compliance with Health Care Laws, (ii) has any reporting obligations pursuant to a settlement agreement entered into with any Governmental Entity related to Health Care Laws, (iii) has made a voluntary self-disclosure to any Governmental Entity related to compliance with

Health Care Laws, or (iv) is responding or, during the last three (3) years has responded, to any notice, search warrant, subpoena, or criminal or civil investigative demand by or from any Governmental Entity relating to compliance with Health Care Laws.
(l)None of the Corporation, or any of its Subsidiaries, or any of their respective directors, managers, officers or, to the knowledge of Corporation, employees or independent contractors: (i) has been convicted of, formally charged with, or, to the knowledge of Corporation, investigated for any crime or violation, or engaged in any conduct for which such person would reasonably be expected to be excluded, suspended, or debarred from participating, or would be otherwise ineligible to participate, in any federal Health Care Program (as that term is defined in 42 U.S.C. § 1320a-7b(f)); (ii) to the knowledge of Corporation, has engaged in any conduct that would reasonably be expected to subject such person or entity to a civil monetary penalty or criminal penalty under 42 U.S.C. § 1320a-7a or 42 U.S.C. § 1320a-7b or any similar applicable Law; (iii) has been listed on the Office of Inspector General List of Excluded Individuals and Entities or the System for Award Management exclusion list; (iv) has been convicted of or formally charged with, or to the knowledge of Corporation, has been investigated for, any violation of applicable Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation; (v) is excluded, suspended, or debarred from participation, or is otherwise ineligible to participate, in any federal health care program (as that term is defined in 42 U.S.C. § 1320a-7b(f)) or debarred or disqualified by the FDA under 21 U.S.C. § 335a or any similar applicable Law; or (vi) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance (including conviction of any crime or engagement in any conduct that has caused or would reasonably be expected to result in disqualification or debarment by the FDA).
(m)No audits, coding validation reviews or program integrity reviews, credentialing or privileging reviews or other audits or reviews not in the ordinary course have been conducted in the past 5 years, by any entity, commission, board or agency in connection with health insurance coverage or reimbursement for the products of Corporation or its Subsidiaries, including without limitation audits or reviews related to coverage and reimbursement under Medicare, Medicaid, or TRICARE. No such audits or reviews are scheduled, pending (for which any Corporation and its Subsidiaries has received notice) or, to the knowledge of Corporation, threatened against or affecting Corporation or its Subsidiaries. Corporation and its Subsidiaries have not received any overpayments from, nor do they owe any outstanding refunds, overpayments, discounts or adjustments to, any payer or government health care program, or agent thereof, aside from refunds, overpayments, discounts, and adjustments that are not material in amount.
(n)Corporation and its Subsidiaries have not presented or caused to be presented to any government health care program, including without limitation Medicare, Medicaid, or TRICARE, any claim for payment for an item or service in violation of, or that would be the basis for liability under any Health Care Law, or the common law or administrative theories of recoupment, payment by mistake, unjust enrichment, disgorgement, conversion, breach of contract, or fraud.
(o)Corporation disclosed to Purchaser in the Data Room true and complete copies of all (i) material warning letters and untitled letters, notices of adverse findings and similar material correspondence received from any Governmental Entity relating to any Health Care Law and (ii) material documents concerning any material oral or written communication received from any Governmental Entity in respect of any matters relating to any Health Care Law that have not been brought to a full and final resolution.
(p)Except as disclosed in Section 22(p) of the Corporation Disclosure Letter, no Intellectual Property Rights has been developed through the application of any financing made available by any Governmental Grant, or through the assistance or use of the facilities of a university, college, other educational institution, research center, hospitals, medical centers or other similar institutions.
(q)Except as disclosed in Section 22(q) of the Corporation Disclosure Letter, no Corporation IP or know how licensed to the Corporation or its Subsidiaries by any third party other than commercial off-the-shelf products available to the general public for licensing and open source licenses, is subject to any assignment, grant-back, license, march-in or other right, or prohibitions or restrictions of any Governmental Authority, including as a result of any Governmental Grants.
(r)Except as disclosed in Section 22(r) of the Corporation Disclosure Letter, the Corporation has not entered into, applied for, requested, accepted, been notified that it has been approved for, elected to participate in or received or become subject to or bound by any requirement or obligation relating to, any Governmental Grant, or amended or terminated, or waived any right or remedy related to, any Governmental Grant.
(s)The Corporation has delivered to Purchaser accurate and complete copies of (A) all certificates of approval and letters of approval (and supplements thereto) granted to Corporation by any Governmental Authority in connection with a Governmental Grant or application therefor or accepted or received by Corporation, and any undertakings binding upon Corporation in connection with any such Governmental Grant and (B) any other material documents or information regarding any Governmental Authority including complete information regarding the amount of a Governmental Grant and any accrued interest or other financial liabilities connected thereto. Except for undertakings set forth in letters of approvals, provided under any applicable Laws, there are no undertakings which Corporation has given in connection with any Governmental Grant accepted or received by Corporation or its Subsidiaries.
(t)The Corporation has been, and remains, in material compliance with the terms, conditions, requirements of all Governmental Grants (including any reporting requirements) and any applicable Law in connection thereto, and has duly fulfilled in all material respects all conditions, undertakings and other obligations relating thereto. In any application in respect of any Governmental Grant submitted by or on behalf of Corporation, the Corporation has disclosed all material information required by such application in an accurate and complete manner.
(u)No event has occurred, and no circumstance or condition resulting from an action or omission to act exists, that would reasonably be expected to give rise to (A) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant or any benefit available in connection with any Governmental Grant, (B) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant or (C) a requirement that the Corporation or its applicable Subsidiary return or refund any benefits provided under any Governmental Grant, an acceleration or increase of royalty payments obligation, requirement for past royalties, or obligation to pay additional payments in respect to any Governmental Grant other than prospective on-going royalty payments in connection with the Governmental Grants.

(v)No claim or challenge has been made against Corporation by any Governmental Entity with respect to the Corporation or any of its Subsidiaries’ entitlement to any Governmental Grant or the compliance of Corporation or its Subsidiaries with the terms, conditions, obligations or applicable Law relating to the Governmental Grants. The Company has not been and is not under an audit by any Governmental Entity regarding any Governmental Grant.
(w)Except as disclosed in Section 22(w) of the Corporation Disclosure Letter, the consummation of the transactions contemplated by this Agreement (A) will not adversely affect the ability of the Corporation or its Subsidiaries to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (B) will not result in (I) the failure of Corporation to materially comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, applicable Law, regulations, ordinances or guidelines or (II) any claim by any Governmental Entity or other Person that Corporation is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Governmental Grant, or that Corporation is required to pay any amount to any Governmental Entity with respect to any Governmental Grant or other Person due to the transactions contemplated by this Agreement.
(x)Except as set disclosed in Section 22(x) of the Corporation Disclosure Letter, no consent of or notification to any Governmental Entity is required to be obtained in order to comply with the terms of any Governmental Grant.
(y)Section 22(y) of the Corporation Disclosure Letter sets forth (A) an up to date Tmura Fund report as of the date of this Agreement showing the amount of each Governmental Grant received through or from the IIA, amounts repaid and any other information provided therein, both amounts already received and amounts that Corporation is entitled to receive; (B) amounts already received and amounts that Corporation is entitled to receive under any Governmental Grant which is not included in the Tmura Fund report; (C) the outstanding obligations of the Corporation under each Governmental Grant which is not part of the Tmura Fund report with respect to royalties or other payments; (D) the type of revenues from which royalty or other payments are required to be made under such Governmental Grant; and (E) the total amount of any payments made by the Corporation prior to the date of this Agreement with respect to such Governmental Grant.
(z)Except as disclosed in Section 22(z) of the Corporation Disclosure Letter, the funds received by the Corporation under each Governmental Grant which are not part of the Tmura Fund report, did not result in the development, creation, or reduction to practice of any Patents or Trade Secrets, and such funds were used in the implementation of Corporation IP as part of or into the Products.
(aa)No Product developed or created with funds from a Governmental Grant that is not part of the Tmura Fund report resulted in a Corporation Product that was sold, offered for sale or otherwise commercialized. No Product developed or created with funds from a Governmental Grant that is not part of the Tmura Fund report is part of the Corporation’s general commercial offering as the Corporation’s business is now being conducted or as it is currently being proposed to be conducted.
(ab)No application or request for Medicare transitional pass-through status (as defined under 42 U.S.C. § 1395l(t)(6), along with its associated regulations and implementing guidance) is pending with respect to any Product or the administration of any Product. All Medicare transitional pass-through status applications or requests previously submitted by or on behalf of Corporation or any of its Subsidiaries related to any Products have been withdrawn as of the date of this Agreement and the Effective Time.
23.Preclinical Studies.
Except as disclosed in Section 23 of the Corporation Disclosure Letter, all animal studies or other preclinical tests performed in support of any application planned for Health Care Approval required for the Products have either: (a) been conducted in accordance, in all material respects, with applicable GLP requirements or (b) involved experimental research techniques that could not be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA or comparable foreign Governmental Entities) and have employed in all respects the procedures and controls generally used by qualified experts in animal or the preclinical study of comparable products.
24.Clinical Studies.
All clinical studies undertaken or sponsored, by Corporation or its Subsidiaries have been conducted in all material respects in accordance all applicable Health Care Laws, including without limitation GCP, and in material compliance with applicable protocols, procedures, and the terms of any Governmental Entity’s authorizations and Ethics Committees’ opinions. Neither the FDA nor any applicable foreign Governmental Entity has threatened or commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial/investigation conducted by or on behalf of Corporation or any of its Subsidiaries, or for any of Corporation or its Subsidiaries’ Products, or to enjoin the manufacturing of any of Corporation or any of its Subsidiaries’ Products. No Persons disqualified under 21 C.F.R. Part 312 or debarred under 21 U.S.C. Section 335a or disqualified or debarred under any similar Health Care Law were included in the conduct of any clinical trials or investigations relating to the Products and no Persons with a pending debarment proceeding have been included in the conduct of any ongoing clinical trials or investigations for the Products.
25.Clinical and Preclinical Study Results.
Corporation and its Subsidiaries have provided Purchaser with complete and accurate results of any clinical and preclinical studies, including any results indicating a serious adverse event.
26.Material Contracts.
(a)Section 26 of the Corporation Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement.
(b)To the extent any Material Contracts are in writing, true and complete copies of such Material Contracts have been disclosed in the Data Room and no such Contract has been rescinded, terminated or materially modified outside of the Ordinary Course, provided that, where a Material Contract includes competitively or commercially sensitive information, Corporation may disclose in the Data Room a redacted version of the Material Contract that removes the competitively or commercially sensitive information and, upon request, also provide a complete, non-redacted version of the Material Contract to Purchaser’s external legal counsel on an external legal counsel only basis.
(c)Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by Corporation or one of its Subsidiaries, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity), and no notice of termination has been served; further, no Material Contract provides for termination rights of the respective contracting party in case of a change of control or otherwise related to the execution, delivery and performance of this Agreement and Arrangement.
(d)Neither Corporation nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does Corporation have knowledge of any condition that, with the passage of time or the giving of notice or both, would result in such a breach or default, except for such breach or default.
(e)Neither Corporation nor any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Corporation or any of its Subsidiaries, and, to the knowledge of Corporation, no such action has been threatened.
27.Title to the Assets.
(a)Corporation and its Subsidiaries have good title to all personal and movable properties owned by them, in each case, free and clear of any Lien other than (i) those described in Section 27(a) of the Corporation Disclosure Letter, (ii) those described in the Corporation Financial Statements, or (iii) Permitted Liens.
(b)Except as disclosed in Section 27(b) of the Corporation Disclosure Letter, to the knowledge of Corporation, there are not any material defects, failures or impairments in the title of Corporation’s or its Subsidiaries’ respective material assets other than any Permitted Liens. Neither Corporation, nor any of its Subsidiaries is a party to any Contract to sell, transfer or otherwise dispose of any material interest in Corporation’s or its Subsidiaries’ assets.
(c)Except as disclosed in Section 27(c) of the Corporation Disclosure Letter, to the knowledge of Corporation, none of Corporation or its Subsidiaries has, since its initial public offering, received any written notice that any of Corporation’s assets or the buildings and/or fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the business of Corporation and its Subsidiaries in the Ordinary Course violates any restrictive covenant binding upon Corporation or its Subsidiaries or any provision of any Law.
(d)Corporation and its Subsidiaries do not own any real property.
(e)Any real property and buildings held under lease by Corporation and its Subsidiaries (the “Leased Properties”) are held by them under valid, subsisting and enforceable and provide Corporation and its Subsidiaries the right to use all real property, including all fixtures and improvements situated thereon, and the right to use all equipment and personal property, tangible and intangible, in each case which is used in the operations of the business of such entity and which is necessary to conduct the business of such entity in the manner in which it is presently conducted.
(f)There is not, with respect to the Leased Properties, (i) any material default by Corporation or any of its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a material default by Corporation or any of its Subsidiaries or (ii) to the knowledge of Corporation, any existing material default by any other party to any lease in respect of the Leased Properties, or any event of default or event which with notice or lapse of time, or both, would constitute a material default by any other party to any lease in respect of the Leased Properties.
(g)To the knowledge of Corporation, there is no expropriation or similar proceedings, actual or threatened in respect of the Leased Properties or any part thereof.

28.Intellectual Property.
(a)Section 28(a) of the Corporation Disclosure Letter sets forth a true and complete list, in all material respects, of all Corporation Owned Registered IP, in each case identifying the current title owner, the jurisdiction of application/registration, and the application number or registration number, as applicable. The Corporation Owned Registered IP (i) is subsisting, and to the knowledge of Corporation, enforceable and valid, (ii) has not been misused, withdrawn, cancelled or abandoned, and (iii) all applications, registrations, issuances, renewals, prosecution responses and fees, patent term extension or interim patent term extension applications or fees, and maintenance fees due for the Corporation Owned Registered IP having a final due date on or before the date hereof have been filed or paid in full and are current. Except as disclosed in Section 28(a) of the Corporation Disclosure Letter, there is no pending or, to the knowledge of Corporation, threatened, litigation, interference, opposition, cancellation, reissue, re-examination, post-grant proceeding or other Legal Proceeding of any nature in which the scope, validity, registrability, enforceability, inventorship of, use or ownership of any Corporation Owned Registered IP is being or has been contested or challenged. Neither Corporation nor any of its Subsidiaries has failed to diligently prosecute or cause to be prosecuted, maintained or cause to be maintained, any application or registration, or to comply with any agreement or order of any court, board or other Governmental Entity which would prevent Corporation from owning, using, commercializing, exploiting or enforcing any Corporation Owned Registered IP in any material respect.
(b)Section 28(b) of the Corporation Disclosure Letter sets forth a true and complete list, in all material respects, of all Corporation Licensed Registered IP that is exclusively licensed to Corporation or any of its Subsidiaries, in each case identifying the current title owner, the jurisdiction of application/registration, and the application or registration number, as applicable. To the knowledge of Corporation, the Corporation Licensed Registered IP (i) is subsisting, enforceable, and valid, (ii) has not been misused, withdrawn, cancelled or abandoned, and (iii) all applications, registrations, issuances, renewals, prosecution responses and fees, patent term extension or interim patent term extension applications or fees, and maintenance fees due for the Corporation Licensed Registered IP having a final due date on or before the date hereof have been filed or paid in full and are current. There is no pending or, to the knowledge of Corporation, threatened, litigation, interference, opposition, cancellation, reissue, re-examination, post-grant proceeding or other Legal Proceeding of any nature in which the scope, validity, registrability, enforceability, inventorship of, use or ownership of any Corporation Licensed Registered IP is being or has been contested or challenged. Neither Corporation nor any of its Subsidiaries has failed to diligently prosecute or cause to be prosecuted, maintained or cause to be maintained, any application or registration for which Corporation or any of its Subsidiaries has the right to prosecute or maintain, or failed to comply with any agreement or order of any court, board or other Governmental Entity which would prevent Corporation from owning, using, commercializing, exploiting or enforcing any Corporation Licensed Registered IP.
(c)Section 28(c) of the Corporation Disclosure Letter sets forth a true and complete list, in all material respects, of IP Contracts.
(d)Except as disclosed in Section 28(d) of the Corporation Disclosure Letter, the Corporation and its Subsidiaries own exclusively and possess all rights, title and interest in and to, and have the exclusive right to exploit fully, enforce and use, all Corporation Owned IP, free and clear of all Liens other than Permitted Liens, and neither Corporation nor any of its Subsidiaries has granted any rights into, and no third parties have rights to, any such Corporation Owned IP, except in each case with respect to non-material Intellectual Property Rights for which such grant of rights was non-exclusive and entered into in the Ordinary Course.
(e)Corporation or its Subsidiaries has the right to use all Corporation Licensed IP, free and clear of all Liens granted by Corporation or its Subsidiaries and neither Corporation nor any of its Subsidiaries has granted any rights into, and to the knowledge of Corporation, no third parties have rights in the Corporation Licensed IP that is exclusively licensed to Corporation or any of its Subsidiaries, except in each case with respect to non-material Intellectual Property Rights for which such grant of rights was non-exclusive and entered into in the Ordinary Course.
(f)Except as provided in Section 28(f) of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries owe or will owe any royalties or other payments to any Person as a result of the use or exploitation of any of the Corporation IP.
(g)No current or former employee or consultant of Corporation or any of its Subsidiaries owns or has any claim, right (whether or not currently exercisable), interest to, or interest in any material Corporation IP and each such employee and consultant who was or is involved in the conception, development or reduction to practice of any Products or material Intellectual Property Rights for Corporation or its Subsidiaries have done so pursuant to a valid, enforceable agreement containing an assignment to Corporation of all of such Person’s right, title and interest in, to and under such Products rights and Intellectual Property Rights (without further payment being owed to any such employee or consultant and without any restrictions or obligations on Corporation’s ownership and use thereof), or where such an assignment is not permitted under applicable Laws, a waiver of all non-assignable rights (including a waiver of all moral rights), and confidentiality provisions, non-disclosure provisions or the like protecting such Corporation IP. To the knowledge of Corporation, no such employee or consultant has materially violated such agreement or otherwise misappropriated any trade secret or other material confidential and/or proprietary information that constitutes material Corporation IP; and no Person has notified Corporation or any of its Subsidiaries in writing that it is claiming any ownership of or right to use any material Corporation IP (other than the right to use Corporation IP expressly granted to such Person under a Contract with Corporation or any of its Subsidiaries).
(h)Except as provided in Section 28(h) of the Corporation Disclosure Letter, no academic institution, research center or Governmental Entity (or any person working for or on behalf of any of the foregoing) has, or will be entitled to have, any right, title or interest (including any “march in” or co-ownership rights) in or to any Corporation Owned IP or, to the knowledge of Corporation, in or to any Corporation Licensed IP that is exclusively licensed to Corporation or any of its Subsidiaries (including any claim or option to any of the foregoing). No funding, Intellectual Property Rights, facilities, personnel or other resources of any Governmental Entity or academic institution or research center has been used in connection with the conception, invention, reduction to practice, development or other creation of any Corporation IP, and no current or former employee or consultant of Corporation or any of its Subsidiaries was employed at any time during the same period (or during an applicable cooling off period) by such an institution.
(i)To the knowledge of Corporation, and without giving effect to 35 U.S.C. §271(e)(1) or any other Law of similar effect in any jurisdiction, no Person is infringing, misappropriating or otherwise violating, or has, in the past three (3) years, infringed, misappropriated or otherwise violated, any Corporation IP.

Neither Corporation nor any of its Subsidiaries has, in the past three (3) years threatened or asserted in writing or initiated or served any legal proceeding claiming actual, alleged, or suspected, infringement, misappropriation or other violation of any Corporation IP.
(j)To the knowledge of Corporation, without giving effect to 35 U.S.C. §271(e)(1) or any other Law of similar effect in any jurisdiction, the operation of the business of Corporation and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate, and for the past three years has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned, in whole or in part, by any other Person and the Corporation IP is sufficient for the conduct of such business. Neither Corporation nor any of its Subsidiaries has received (i) any written notice or other written communication of any claim, demand, threat, assertion or complaint relating to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property Rights of another Person by Corporation or its Subsidiaries, or (ii) any unsolicited written request or invitation to take a license under any Patents owned by another Person.
(k)Excluding communications from Governmental Entities arising from the prosecution of Registered Corporation IP with such Governmental Entities, neither Corporation nor its Subsidiaries has received any written notice or other written communication of any claim, notice, threat or assertion challenging the validity or scope of any Registered Corporation IP.
(l)Except as provided in Section 28(l) of the Corporation Disclosure Letter, none of the Corporation Owned Registered IP, and to the knowledge of Corporation none of the Corporation Licensed Registered IP, is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment encumbrance or other disposition of dispute that would adversely restrict the use, enforcement, transfer, registration or licensing of any such Registered Corporation IP by Corporation or its Subsidiaries, or would adversely restrict Corporation from enforcing the Registered Corporation IP to exclude others from making, using, offering for sale, selling, manufacturing or importing any Products, or would adversely affect the validity, scope, use, registrability, or enforceability of any Registered Corporation IP. To the knowledge of Corporation, there has been no breach of the representations, warranties and covenants made by the licensor in any license agreement conveying rights to the Corporation Licensed Registered IP.
(m)To the knowledge of Corporation, the execution, delivery and performance of this Agreement, and Arrangement, will not, with or without notice or the lapse of time or both, result in or give any other Person the right or option to cause, or otherwise result in: (i) a loss or impairment of, or Lien or other encumbrance on, any Corporation IP; (ii) a breach of, termination of, or acceleration or modification of any right or obligation under, any IP Contract; (iii) the release, disclosure, or delivery of any Corporation IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person (other than Purchaser or any of its affiliates) of any license or other right or interest in, to or under any of the Corporation IP or the Products.
(n)To the knowledge of Corporation, there is no prior art that may render any patent or patent application included in the Registered Corporation IP unpatentable or unenforceable that has not been disclosed to, or was required to be disclosed to, the applicable patent office.
(o)Corporation and its Subsidiaries have implemented commercially reasonable security measures to protect the confidentiality of all trade secrets and other material confidential and/or proprietary information included in the Corporation IP. No such trade secrets or other material confidential and/or proprietary information has been authorized to be disclosed, or, to the knowledge of Corporation, has been disclosed to any of Corporation’s or any of its Subsidiaries’ past or present employees or any other Person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such trade secrets and other material confidential and/or proprietary information.
(p)No Software included in the Corporation Owned IP or any Product contains, incorporates, links or is otherwise used in connection with any Open Source Software in a manner that obligates Corporation or any of its Subsidiaries to disclose, make available, offer or deliver any portion of the source code of such Software or component thereof to any Person. Except as disclosed in Section 28(p) of the Corporation Disclosure Letter, no source code for any of the Software included in the Corporation Owned IP has been made available to any third party, and Corporation and its Subsidiaries are not subject to any such obligation (contingent or otherwise).
29.Information Technology
(a)The ICT Infrastructure that is currently used in the business: (i) constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the business as currently conducted and for the 180 days following the Effective Date with regard to information and communications technology, data processing and communications; and (ii) operates in good working order and functions in accordance with all applicable documentation and specifications without any substandard performance or defect in any part of the ICT Infrastructure.
(b)Corporation and its Subsidiaries have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing.
(c)Section 29(c) of the Corporation Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Corporation Data maintained by or for Corporation or its Subsidiaries at any time (collectively, the “Corporation Databases”), the types of Corporation Data in each such database (including by Corporation Licensed Data and Corporation Owned Data), the means by which the Corporation Data was collected or received and the security policies that have been adopted and maintained with respect to each such Corporation Database.
(d)Corporation and its Subsidiaries have valid and subsisting contractual rights and consents to Process or to have Processed all Corporation Licensed Data howsoever obtained or collected by or for Corporation and its Subsidiaries in the manner that it is Processed by or for Corporation and its Subsidiaries. Corporation and its Subsidiaries have all rights, and all permissions, consents, licenses or authorizations required under applicable Laws (including Privacy Laws) and relevant Contracts (including Corporation Data Agreements), to use, retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to each of the Corporation Licensed Data as necessary for the operation of the business as presently conducted. Corporation and its Subsidiaries have been and is in compliance with all Contracts pursuant to which Corporation Processes or has Processed

Corporation Licensed Data, and the consummation of the transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Section 29(d) of the Corporation Disclosure Letter identifies each Contract governing any Corporation Licensed Data to which Corporation or any of its Subsidiaries is a party or is bound.
(e)Corporation or Subsidiaries are the owner of all right, title and interest in and to each element of Corporation Data that: (i) is used or held for use in the business that is not Personal Data or Corporation Licensed Data; or (ii) is Corporation Owned Data. Corporation and its Subsidiaries have the right to Process all Corporation Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Section 29(e) of Schedule C, Corporation and its Subsidiaries have not entered into any Contract governing any Corporation Owned Data or to which Corporation or any of its Subsidiaries is a party or bound by, except the standard terms of use entered into by users of the Products (copies of which have been provided to Purchaser).
30.Data Privacy and Cybersecurity.
(a)Corporation and its Subsidiaries are, and have been at all applicable times, in compliance in all material respects with all Corporation Privacy Commitments, Corporation Data Agreements and applicable Privacy Laws. Corporation and its Subsidiaries have at all applicable times: (A) had the legal basis (including where applicable providing adequate notice and obtaining any necessary consents from individuals) required for the Processing of Personal Data as conducted by or for Corporation or its Subsidiaries, and (B) abided by any privacy choices (including opt-out preferences) of individuals relating to Personal Data (such obligations along with those contained in Corporation Privacy Policies, collectively, “Corporation Privacy Commitments”).
(b)Copies of all current and prior Corporation Privacy Policies have been made available to Purchaser and such copies are true, correct and complete.
(c)Corporation and its Subsidiaries have provided materially accurate and complete disclosures with respect to their privacy and data practices in applicable Corporation Privacy Policies in material compliance with Privacy Laws, as applicable. Such disclosures have not contained any material omissions under any applicable Privacy Laws.
(d)Neither Corporation nor its Subsidiaries have received or experienced, and to the knowledge of Corporation or any of its Subsidiaries, there is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any material legal proceeding, order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity, Government Official, or any other Person (including an end user): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Corporation Privacy Commitments, (B) requiring or requesting Corporation amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Corporation Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, Corporation or (D) claiming compensation from Corporation. Corporation has not been involved in any Legal Proceedings involving non-compliance or alleged non-compliance with Privacy Laws or Corporation Privacy Commitments.
(e)Corporation and its Subsidiaries have implemented and maintain commercially appropriate organizational, physical, administrative and technical measures that in all material respects complies with (i) Privacy Laws, (ii)  Corporation Data

Agreements, (iii) Corporation Privacy Commitments, and (iv) all written policies adopted by Corporation and its Subsidiaries, that are designed to protect the integrity, security and operations of the information technology systems, transactions executed thereby, Corporation Data, including by protecting against loss, accidental or unlawful Processing, destruction, damage, unauthorized or unlawful access or use, modification, disclosure or other misuse of Personal Data owned or controlled by Corporation or its Subsidiaries. Corporation and its Subsidiaries have implemented commercially reasonable policies and procedures materially satisfying the requirements of Privacy Laws and applicable industry standards designed to detect and respond to unauthorized access or unauthorized use of Personal Data. Corporation and its Subsidiaries have taken commercially reasonable steps to (1) ensure the reliability of its employees and contractors who have access to Corporation Data, (2) to train such employees on all applicable aspects of Privacy Laws, Corporation Privacy Commitments and obligations under Corporation Data Agreements, and (3) to ensure that all employees with the authority and/or ability to access such data are under written obligations of confidentiality with respect to such data and have committed their respective data processors that Process Personal Data to fulfill the foregoing obligations in (1)-(3) of this paragraph.
(f)The execution, delivery and performance of this Agreement, the taking over by Purchaser of all of the Corporation Databases, Corporation Data and other information relating to Corporation and its Subsidiaries’ end users, employees, vendors or clients or any other category of individuals will not cause, constitute, or result in a breach or violation of any Privacy Laws, Corporation Privacy Commitments, Corporation Data Agreements or standard terms of service entered into by Corporation with individuals the Personal Data of whom is Processed by Corporation and its respective data processors.
(g)After the Effective Date, Purchaser will continue to have the right to use Personal Information on substantially the same terms and conditions as Corporation and its Subsidiaries enjoyed immediately prior to the Effective Date, and will not cause, constitute, or result in a breach or violation of any Privacy Laws, Corporation Privacy Commitments, Corporation Data Agreements or standard terms of service entered into by Corporation with individuals the Personal Data of whom is Processed by Corporation and its respective data processors.
(h)To the knowledge of the Corporation and its Subsidiaries, there has been no loss, damage, security incident, violation of any data security policy, breach, or unauthorized access, disclosure, transfer or use of any Personal Data, or Unsecured Protected Health Information (as such terms are defined at 45 C.F.R. § 164.402), Corporation Databases, confidential information, trade secret, or otherwise protected business information (including in the possession, custody, or control of Corporation or any of its Subsidiaries), or, to the knowledge of Corporation, maintained or Processed on any of their behalf, and there has been no unauthorized Processing of the foregoing. With respect to the ICT Infrastructure, there have been no material outages, breaches, security incidences, (including but not limited to malware, ransomware, virus, compromise of credentials, denial-of-service attack), or unauthorized intrusions of any kind, and none of the foregoing has been threatened. There are no bugs, defects, backdoors, or malicious code in, any software, information technology assets, product, or service owned, sold or licensed by Corporation or any of its Subsidiaries. To the knowledge of Corporation and its Subsidiaries, no circumstance has arisen in which: (A) applicable Laws (including Privacy Laws) would require Corporation or its Subsidiaries to notify a Governmental Entity or Government Official of a data security breach or security incident; or (B) applicable guidance or codes or practice promulgated under applicable Laws

(including Privacy Laws) would recommend Corporation to notify a Governmental Entity or Government Official of a data security breach or security incident.
(i)Section 30(j) of the Schedule C contains the complete list of notifications and registrations made by Corporation and its Subsidiaries under Privacy Laws with relevant Governmental Entities in connection with Corporation and its Subsidiaries’ Processing of Personal Data. All such notifications and registrations are valid, accurate, complete and fully paid up and, to the knowledge of Corporation, the consummation of the Agreement will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Section 30(j) of Schedule C, no other registrations or notifications are required in connection with the Processing of Personal Data by Corporation or any of its Subsidiaries. Corporation and its Subsidiaries have not and do not Process the Personal Data of any natural Person under the age of 13.
(j)Where Corporation or its Subsidiaries use a third party data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing or Personal Data, confidentiality, security measures and agreed to compliance with those obligations that are sufficient for Corporation and its Subsidiaries’ compliance with Privacy Laws, Corporation Data Agreements and Corporation Privacy Commitments, and there is in existence a written Contract between Corporation or any of its Subsidiaries and each such data processor that complies with the requirements of all Privacy Laws, Corporation Data Agreements and Corporation Privacy Commitments. Corporation and its Subsidiaries have made available to Purchaser true, correct and complete copies of all such Contracts. To the knowledge of Corporation and its Subsidiaries, such data processors have not materially breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Corporation or its Subsidiaries, and in particular, any breaches with respect to the unauthorized use or disclosure of Personal Data.
(k)Corporation and its Subsidiaries are, and have been at all times, in compliance with the consent requirements under CASL to send commercial electronic messages to each electronic address in its marketing and advertising database, including customers, prior customers, prospective customers and other third party contacts in all material respects. Corporation and its Subsidiaries have maintained records sufficient to demonstrate its compliance with CASL, including records of each consent to send commercial electronic messages as well as records of unsubscribe requests.
31.Restrictions on Conduct of Business.
Except as disclosed in Section 31 of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (a) limit in any material respect the manner or the localities in which all or any portion of the business of Corporation or any of its Subsidiaries (or, after giving effect to the Arrangement, the business of Purchaser or any of its affiliates) are conducted; or (b) limit any business practice of Corporation or any of its Subsidiaries (or, after giving effect to the Arrangement, Purchaser or any of its affiliates) in any material respect.
32.Litigation.
Except as disclosed in the Section 32 of the Corporation Disclosure Letter, there is no, and for the past three years has not been any, litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Entity, in progress, pending or, to the knowledge of Corporation, threatened against, or involving the assets, properties or business of, Corporation or any of its Subsidiaries or any present or former officer, director or employee of Corporation or its Subsidiaries in his or her capacity as such, nor, to the knowledge of Corporation, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Corporation, threatened against or relating to Corporation or any of its Subsidiaries. Neither Corporation nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be material to Corporation and its Subsidiaries taken as a whole or that would or would be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby.
33.Environmental Matters.
Except as disclosed in Section 33 of the Corporation Disclosure Letter:
(a)Corporation and each of its Subsidiaries is, and since its initial public offering has been, in compliance, in all material respects, with any Law or any other ordinance, policy, guideline or code relating to public health and safety, noise control, nuisance, pollution or the protection of the environment, including any Law governing the generation, production, use, handling, manufacturing, processing, treatment, storage and release of any pollutant, contaminant, waste, hazardous or toxic substance or material, (collectively, “Environmental Laws”);
(b)except as would not be material to Corporation and its Subsidiaries taken as a whole, none of Corporation or any of its Subsidiaries has Released, and, to the knowledge of Corporation, no other Person has Released, any Hazardous Substances on, at, in, under or from any real property currently leased by Corporation or its Subsidiaries or, to the knowledge of Corporation, real property previously owned or leased by Corporation or any of its Subsidiaries;
(c)there are no pending claims or, to the knowledge of Corporation, threatened claims, against Corporation or any of its Subsidiaries, arising out of any Environmental Laws;
(d)Corporation is not aware of, nor has it received: (i) any order or directive from a Governmental Entity which relates to environmental matters that would, individually or in the aggregate, be, or would reasonably be expected to be, material to Corporation and its Subsidiaries taken as a whole; or (ii) any written regulatory demand or notice with respect to the material breach of any Environmental Law applicable to Corporation or any of its Subsidiaries;
(e)Corporation and its Subsidiaries have all Authorizations required under any Environmental Law to conduct the business as currently operated by them and are each in compliance with the conditions and requirements of same; and
(f)Corporation has made available to Purchaser copies of all material environmental reports relating to the currently and formerly owned and leased real property that are within the possession or control of Corporation or any of its Subsidiaries.
Notwithstanding any provision in this Agreement to the contrary, this Section 33 of Schedule “C” contains the exclusive representations and warranties in respect of Environmental Laws, Hazardous Substances or any other environmental matters or conditions, liabilities or losses relating to Environmental Laws, Hazardous Substances or any other environmental matters.

34.Employee Matters.
(a)All written employment agreements of Senior Management, along with all standard forms of employment contracts used by Corporation, and any individual agreements that materially differ therefrom, have been made available in the Data Room and such agreements are listed in Section 34 of the Corporation Disclosure Letter.
(b)Except as provided in Section 34 of the Corporation Disclosure Letter, all Corporation Employees based in the United States are employed “at-will” and all Corporation Employees based outside the United States can be terminated upon such notice as required by applicable Laws and, except as provided in Section 34 of the Corporation Disclosure Letter, no Corporation Employees have any contractual rights to severance or other termination payments. Section 34 of the Corporation Disclosure Letter contains a complete list of Corporation Employees including their:
(i)Employer of record (i.e. whether they are employed by Corporation or any of its Subsidiaries);
(ii)Position/title, classification and job band;
(iii)Employment status (e.g. full-time, part-time, temporary, casual, seasonal, student, etc.);
(iv)Work location;
(v)Total annual remuneration, including a breakdown of hourly rate of pay or salary, commission and bonus eligibility, together with the amounts of commissions or bonuses received in the last three years;
(vi)Status as active or inactive and, if inactive, estimated duration of leave;
(vii)Annual paid time off entitlement;
(viii)Original hire date or seniority date; and
(ix)Whether they are eligible to receive overtime pay (exempt or non-exempt).
(c)Section 34 of the Corporation Disclosure Letter sets forth a complete and accurate list of all Corporation Contractors, temporary employees and leased employees of Corporation whose engagement or employment is not cancellable by Corporation or any of its Subsidiaries on notice of thirty (30) days or less (each, a “Contingent Worker”) as of the date of this Agreement, showing for each Contingent Worker such Contingent Worker’s fee or compensation arrangements, nature of services provided, term of engagement, notice period required prior to termination by Corporation, and location.
(d)The Corporation and its Subsidiaries are not engaged with any personnel agency, and there are no outstanding, pending or to the knowledge of the Corporation, threatened claims, complaints, investigations or orders relating to the employment of any personnel agency employees.
(e)To the knowledge of Corporation: (i) no member of management of Corporation or its Subsidiaries has any plans to terminate his or her employment, (ii) no member of management of Corporation or its Subsidiaries is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such member of management to carry out fully all activities of such employee in furtherance of Corporation’s or its Subsidiaries’ business, and (iii) no member of management of Corporation or its Subsidiaries has any claim with respect to any Intellectual Property Rights of Corporation or its Subsidiaries.
(f)Each of Corporation and its Subsidiaries is, and for the past three years have been, in material compliance with all the provisions of applicable Laws respecting employment including pay equity, employment equity, affirmative action, employment standards, labour, human rights, privacy, workers’ compensation, occupational health and safety, wages and hours, overtime pay, vacation pay, payroll documents, equal employment opportunity, immigration compliance, unemployment compensation, whistleblower laws, termination or discharge, plant closing and mass layoff requirements, and collective bargaining, and there are no, and for the past three years have been no, complaints, actions, claims, trials, grievances, arbitrations, audits, investigations, lawsuits, demands, charges (including unfair labour practice charges), levies, assessments or penalties outstanding under any such Law or in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally or by any Governmental Entity, or to the knowledge of Corporation anticipated, other than as disclosed in Section 34 of the Corporation Disclosure Letter.
(g)Corporation is in compliance with the requirements of the Immigration Reform Control Act of 1986 and has a complete and accurate copy of U.S. Citizenship and Immigration Services Form I-9 for each of its employees based in the United States. All current and former Corporation Employees and Contingent Workers have and had at all relevant times all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services in their respective locations. Section 34 of the Corporation Disclosure Letter lists in respect of each Corporation Employee or Contingent Workers who is employed or who provides services pursuant to a work permit or visa, the expiry date of such work permit or visa and whether the Corporation or its Subsidiaries have made any attempts to renew such work permit or visa.
(h)Each of the Corporation and its Subsidiaries has properly characterized retained individuals as either employees or independent contractors and as “exempt” or “non-exempt” (solely as to employees) for all purposes including for Tax Laws purposes and none of Corporation or any of its Subsidiaries has received any written notice from any Governmental Entity disputing such classification.
(i)All amounts due or accrued for all salary, wages, overtime, bonuses, unpaid vacation pay, commissions and benefits under Employee Plans, premiums and contributions for Statutory Plans and Employee Plans, taxes, deductions and remittances and/or other similar accruals have either been paid, provided for or properly accrued and are accurately reflected in the books and/or records of Corporation or its Subsidiaries. Corporation is not delinquent in any payments for any wages or other compensation due with respect to any services performed for it by any Corporation Employees or Contingent Workers to the date hereof. All annual paid time off and vacation entitlement has been accrued in the Ordinary Course.
(j)Except as disclosed in Section 34 of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries is, or in the past three years has been, subject to any claim for wrongful dismissal, constructive dismissal or any other claim, charge, dispute, complaint or litigation relating to employment, labour, discrimination or termination of employment of any current or former Corporation Employee or relating to any failure to hire a candidate for employment, and for the past three years neither Corporation nor any of its Subsidiaries have received notice of any charges before any Governmental Entity responsible for the prevention of unlawful employment practices.
(k)Corporation and its Subsidiaries are each properly registered with the applicable workplace safety and insurance board or workers’ compensation board, as applicable. Except as disclosed in Section 34 of the Corporation Disclosure Letter, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation or plan and occupational health and safety legislation (“OHSL”). Corporation and its Subsidiaries have complied in all material respects with the terms and conditions of OHSL, as well as any orders issued under OHSL and there are no appeals of any orders under OHSL currently outstanding.
(l)There are no performance improvements or disciplinary actions contemplated or pending against any of the Corporation Employees.
(m)In the last five years, no allegations of harassment, including psychological and sexual harassment and regardless of whether or not meeting the legal definition of actionable harassment, have been made to Corporation or any of its Subsidiaries against any individual in his or her capacity as a service provider of Corporation and/or any of its Subsidiaries.
(n)Except as disclosed in Section 34 of the Corporation Disclosure Letter or as a result of the ownership of Shares, Options, RSUs or SARs, there are no change of control payments, golden parachutes, notice, termination or severance payments, retention payments or Contracts with any Corporation Employee or Corporation Contractor providing for cash or other compensation or benefits, or accelerated vesting or funding of any compensation or benefits upon the consummation of, or relating to, the Arrangement.
(o)Corporation and its Subsidiaries have not experienced a “plant closing,” or “mass layoff” as defined in the United States Worker Adjustment and Retraining Notification Act of 1988 or any similar state, provincial, local or foreign Law or regulation affecting any site of employment of Corporation or its Subsidiaries. To the knowledge of Corporation, there is no officer or employee that is material to the business of Corporation, or group of employees or Contingent Workers of Corporation or any of its Subsidiaries who has or have indicated an intention to terminate his, her or their employment with Corporation or its Subsidiaries, and in the past six (6) months, except as disclosed in the Corporation Filings, the employment of no officer or employee that is material to the business of Corporation or its Subsidiaries has been terminated for any reason.
(p)The Corporation and its Subsidiaries have investigated all known occupational health and safety material issues related to the COVID-19 pandemic within their workplace. With respect to each such occupational health and safety issue related to the COVID-19 pandemic, the Corporation and its Subsidiaries have taken reasonable corrective action to prevent the spread of COVID-19 within the workplace.
35.Collective Agreements.
(a)Neither Corporation nor any of its Subsidiaries is a party to or in the process of negotiating, and no Corporation Employee is covered by, any Collective Agreement, letter of understanding or union agreement. Neither Corporation nor any of its Subsidiaries is aware of any current attempts to organize or establish any trade union, employee association or other similar entity affecting the Corporation Employees nor has there been any such attempt in the last five years. No trade union, council of trade union, employee bargaining agency, works council or affiliated bargaining agent:
(i)holds bargaining rights with respect to any Corporation Employees or any other Person(s) who perform work or services in connection with Corporation and/or its Subsidiaries by way of statute, certification, interim certification, voluntary recognition, designation or successor rights; or
(ii)has applied to be certified as the bargaining agent of any Corporation Employees or any other Person(s) who perform work or services in connection with Corporation and/or its Subsidiaries.
(b)There is no labour strike, dispute, lock-out, work slowdown or stoppage, picketing, boycotts or similar activities, pending or involving or, to the knowledge of Corporation, threatened against Corporation or any of its Subsidiaries, and no such event has occurred within the last five years.
(c)There are no pending or, to the knowledge of Corporation, threatened applications by any trade union to have Corporation or any of its Subsidiaries declared a related, successor, and/or common employer pursuant to applicable Law in any jurisdiction in which Corporation or its Subsidiaries carries on business.
(d)Neither Corporation nor any of its Subsidiaries has engaged in any unfair labour practice and there are no actual, threatened or pending unfair labour practice complaints, charges or similar disputes or proceedings pertaining to Corporation or any of its Subsidiaries.
36.Employee Plans.
(a)Section 36(a) of the Corporation Disclosure Letter lists all Employee Plans. Corporation has made available in the Data Room to Purchaser true, correct and complete copies of all the Employee Plans (or where oral, written summaries of the terms thereof) as amended, together with all material related documentation in respect thereof including funding, trust and investment management agreements, insurance contracts, service agreements, award agreements, summary plan descriptions, consultants’ reports, actuarial reports, valuations, annual information returns, financial statements and asset statements and material correspondence with any Governmental Entity, for each of at least the last three years.
(b)Each Employee Plan is and has been established, registered, amended, qualified, invested, funded and, in all material respects, administered in accordance with Law including ERISA, the Patient Protection and Affordable Care Act, and the U.S. Internal Revenue Code, and in accordance with their terms. Each Employee Plan that is intended to qualify under Section 401(a) of the U.S. Internal Revenue Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance and nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Corporation plan.
(c)All reports, filings, disclosures or notices required to have been filed, delivered or issued and all contributions, premiums or taxes required to be withheld, paid or remitted by Corporation or any of its Subsidiaries under the terms of each Employee Plan have been made in a timely fashion in compliance in with all applicable Laws and the terms of the applicable Employee Plan.

(d)No Employee Plan is subject to any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of Corporation, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Employee Plan required to be registered or qualified.
(e)All data necessary to administer each Employee Plan is in the possession of Corporation or its Subsidiaries (or their agents) and is in a form which is sufficient for the proper administration of such Employee Plan in accordance with its terms and all applicable Laws and such data is materially complete and correct.
(f)Except as contemplated by Article 2 of this Agreement, neither the execution, delivery, nor consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event) could, either alone or in combination with another event, (i) entitle any Corporation Employee or Corporation Contractor to notice or indemnity in lieu of, severance pay, termination pay or any increase in severance pay or any other termination of employment payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any Corporation Employee or Corporation Contractor, (iii) directly or indirectly cause Corporation or its Subsidiaries to transfer or set aside any assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any payment or liability under any Employee Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time, (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the U.S. Internal Revenue Code or any other tax, or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the U.S. Internal Revenue Code.
(g)No Employee Plan is a multi-employer pension plan as defined in subsection 1(3) of the PBA or under a similar provision of any other applicable pension standards legislation, and neither Corporation nor its Subsidiaries sponsors any Canadian Defined Benefit Pension Plan.
(h)Neither Corporation, its Subsidiaries nor any ERISA Affiliate has ever maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any (i) Multiemployer Plan (as described in Section 3(37) of ERISA), (ii) employee benefit plan that is or was subject to Title IV of ERISA or subject to Section 412 of the U.S. Internal Revenue Code or Section 302 of ERISA, (iii) funded welfare benefit plan within the meaning of Section 419 of the U.S. Internal Revenue Code, (iv) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the U.S. Internal Revenue Code), or (v) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither Corporation, its Subsidiaries nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(i)Except as disclosed in Section 36(i) of the Corporation Disclosure Letter and except as required by Law, no Employee Plan provides for retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Corporation or its Subsidiaries has any obligation to provide such benefits.

(j)Neither Corporation nor any of its Subsidiaries has a formal plan or has made a promise or commitment, whether legally binding or not, to create any additional Employee Plan or to materially improve or change any Employee Plan, including in connection with the compensation or benefits provided under any Employee Plan.
(k)No fact or circumstance exists that could adversely affect the existing Tax preferred or Tax exempt status of any Employee Plan.
(l)No insurance policy or any other Contract affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder, or requires additional premiums or payments on termination of such Employee Plan or any insurance policy, contract or agreement relating thereto.
(m)All liabilities of Corporation and its Subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Employee Plans, including all Tax-related liabilities, have been fully and accurately accrued and disclosed, and reported in accordance with IFRS in the respective financial statements.
(n)The per share exercise price of each Option is no less than the fair market value of a Share on the date of grant of such Option, determined in a manner consistent with Section 409A of the U.S. Internal Revenue Code or other applicable Law. All Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof. All Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Board or an appropriate committee thereof as of the applicable date of grant. No Options have been retroactively granted, or the exercise price of any such Options determined retroactively, in any case, in contravention of any applicable Law.
(o)Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A and/or Section 457A of the U.S. Internal Revenue Code has been operated and maintained in all respects in operational and documentary compliance with Section 409A and/or Section 457A of the U.S. Internal Revenue Code and applicable guidance thereunder. No Employee Plan, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the U.S. Internal Revenue Code or any other provision of the U.S. Internal Revenue Code or any similar foreign law, as a result of the transactions contemplated by this Agreement alone or in conjunction with any other event.
(p)Corporation has delivered to Purchaser true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Corporation Shares or other property issued to Corporation Employees or Corporation Contractor that was, at any time such individual was a U.S. taxpayer, subject to a vesting arrangement.
37.Insurance.
(a)Corporation and each of its Subsidiaries is, and has been continuously since its initial public offering, insured by reputable third party insurers in respect of the operations, properties and assets of Corporation and its Subsidiaries in such amounts and covering such risks as are customary in the industry in which they are engaged.

(b)All such policies of insurance are in full force and effect, and no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy.
(c)There are no material claims by Corporation or its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. All material proceedings covered by any insurance policy of Corporation or of any of its Subsidiaries, have been properly reported to and accepted by the applicable insurer.
(d)Corporation and its Subsidiaries have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business, except in each case for such exceptions as would not be material to Corporation and its Subsidiaries taken as a whole.
38.Taxes.
(a)Corporation and each of its Subsidiaries has duly and timely filed all income and other material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.
(b)Corporation and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Corporation in accordance with IFRS. Corporation and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Corporation for any Taxes of Corporation and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Except as disclosed in Section 38(b) of the Corporation Disclosure Letter, since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.
(c)Corporation and each of its Subsidiaries has complied with all Laws relating to the collection, withholding and remittance of any Tax.
(d)Corporation and each of its Subsidiaries has each duly and timely collected all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and state, provincial or territorial sales Taxes, or similar Taxes required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it. All material input Tax credits claimed have been properly and correctly calculated and documented in accordance with the requirements of applicable Laws and the regulations thereto.
(e)No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Corporation or any of its Subsidiaries, and neither Corporation, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or threatened in writing against Corporation or any of its Subsidiaries, or any of their respective assets.

(f)There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or reassessment of any material Taxes of Corporation or its Subsidiaries.
(g)Neither Corporation nor its Subsidiaries is a party to, subject to, or bound by, or has any obligation under any tax sharing agreement or tax allocation agreement, other than agreements the principal purpose of which is unrelated to the sharing or allocation of Taxes.
(h)No claim has been made by any Governmental Entity in a jurisdiction where Corporation or its Subsidiaries does not file Tax Returns that Corporation or its Subsidiaries is subject to material Tax by that jurisdiction.
(i)For the purposes of the Tax Act and any other relevant Tax purposes:
(i)Corporation has at all times during its existence been resident in Canada and has never been resident in any other country;
(ii)Each of Corporation’s Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed, and has never been resident in any other country; and
(iii)Neither Corporation nor any of its Subsidiaries has, or had, a place of management, branch, office, place of business, operations or employees, agent with binding authority or any other activities, in each case that gives rise to a permanent establishment (within the meaning of an applicable Tax treaty) or taxable presence in any country other than the country in which such entity is incorporated, continued or organized.
(j)Corporation and its Subsidiaries are, and have been at all relevant times, in compliance in all material respects with all applicable transfer pricing Laws, and have maintained, in all material respects, required contemporaneous documentation (as required under Section 482 of the U.S. Internal Revenue Code and Section 247 of the Tax Act and Section 85A of the Israeli Income Tax Ordinance, 1961, and the regulations promulgated thereunder).
(k)Each Subsidiary of Corporation that is a "foreign affiliate" as defined in the Tax Act has maintained adequate books, records and supporting documentation to support the computation of the surplus accounts of each foreign affiliate pursuant to Regulation 5907(1) of the Tax Act for all taxation years since the formation of each foreign affiliate.
(l)Neither Corporation nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date, including as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Effective Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Effective Date; (iii) prepaid amount received on or prior to the Effective Date; (iv) “closing agreement” as described in Section 7121 of the U.S. Internal Revenue Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Effective Date; (v) installment sale or open transaction made on or prior to the Effective Date, (vi) Tax incurred pursuant to Section 965 of the U.S. Internal Revenue Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law), (vii) intercompany transactions described in Treasury Regulations under Section 1502 of the U.S. Internal Revenue Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), or (viii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of

Corporation or its Subsidiaries from any period ending on or before the Effective Date to any period ending after such date.
(m)In the three years prior to the date hereof, neither Corporation nor its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the U.S. Internal Revenue Code.
(n)In the three years prior to the date hereof, neither Corporation nor its Subsidiaries has participated in any listed transactions under U.S. Treasury Regulations Section 1.6011-4(b)(2).
(o)Neither Corporation nor its Subsidiaries is a corporation described in Section 7874(b) of the U.S. Internal Revenue Code.
(p)There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to Corporation of sections 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any Law.
(q)Neither Corporation nor its Subsidiaries has claimed, requested, received or benefitted from any loan, grant, subsidy, financing, loan guarantee, support or any other payment or help from a Governmental Entity in connection with the COVID-19 pandemic.
(r)Corporation has disclosed in Section 38(r) of the Corporation Disclosure Letter the U.S. federal income tax status of Corporation and its Subsidiaries as (i) a corporation, partnership or disregarded entity and (ii) a controlled foreign corporation within the meaning of Section 957 of the U.S. Internal Revenue Code and/or a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code
(s)Any company among Corporation and its Subsidiaries required to be registered for purposes of Israeli value added Tax is duly registered and has complied with all requirements concerning Israeli value added Tax.
(t)Corporation and each of its Subsidiaries has complied with all terms and conditions of each Tax ruling or pre-ruling to which it is a party with any Governmental Entity and each of them has provided to the applicable Governmental Entity the full and accurate factual background with respect to such Tax rulings or pre-rulings. Neither the Corporation or any of its Subsidiaries has taken any action or engaged in any transaction, or is aware of any fact or circumstance, which could reasonably be considered to be a breach of a Tax ruling or pre-ruling, which such breach could reasonably be expected to trigger adverse Tax implications to any of them.
39.Anti-Corruption.
None of Corporation nor any of its Subsidiaries, nor any of their respective directors and officers nor, to the knowledge of Corporation, any of their respective employees, agents or representatives, to the extent acting on behalf of Corporation or any of its Subsidiaries, have directly or indirectly, (a) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or any improper advantage, or (b) taken any action which is or would be otherwise inconsistent with or prohibited by the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act

(Canada) or the United States Foreign Corrupt Practices Act of 1977, as amended, Title 18 United States Code Section 1956 and 1957 (US) or the Criminal Code (Canada) if applicable, or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Corporation or its Subsidiaries and their respective operations (collectively, the “Anti-Corruption Laws”). The operations of Corporation and its Subsidiaries are and have been conducted at all times in compliance with the Anti-Corruption Laws and over the past six years there has been no suit, action, investigation (including any internal investigation), inquiry, litigation or proceeding by or before any Governmental Entity or any arbitrator involving Corporation or any of its Subsidiaries with respect to the Anti-Corruption Laws and there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding.
40.Economic Sanctions and Export Controls.
Each of Corporation, its Subsidiaries, and their respective directors and officers, and, to the knowledge of Corporation, the employees, agents and representatives of Corporation and its Subsidiaries, to the extent acting on behalf of Corporation or any of its Subsidiaries, are, and for the past six years have been, in compliance with applicable economic sanctions, anti-terrorism, customs and export and technology transfer control Laws, including the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Extraterritorial Measures Act, the Export and Import Permits Act (Canada), the Defence Production Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act and the Customs Act (Canada), as well as any sanctions or export controls administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce, and Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the USA PATRIOT Act of 2001, the Trading with the Enemy Act (12 U.S.C. §95), the International Emergency Economic Powers Act (50 U.S.C. §§1701-1707), and all other applicable U.S. economic sanctions, anti-terrorism, customs and export and technology transfer control Laws, including any regulations or orders issued under the foregoing, and similar applicable economic sanctions, anti-terrorism, customs and export and technology transfer control Laws of other jurisdictions (collectively, “Trade Control Laws”). Each of Corporation and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with such legislation, including those for the detection, prevention and reporting of violations. The operations of each of Corporation and its Subsidiaries have been conducted at all times in compliance with Trade Control Laws and over the past six years there has been no suit, action, investigation (including any internal investigation), inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator involving each of Corporation or any of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives, to the extent acting on behalf of Corporation or any of its Subsidiaries, with respect to Trade Control Laws or pending or threatened, and there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding.
41.Non-Arm’s Length Transactions.
Except as disclosed in Section 41 of the Corporation Disclosure Letter, for Contracts made solely among Corporation and its Subsidiaries or for Contracts entered into in the Ordinary Course on terms not materially less favourable to Corporation or its Subsidiaries than are available from an arm’s length party, there are no Material Contracts between Corporation or any of its Subsidiaries and any Person with whom

Corporation or its Subsidiaries is not dealing, as of the date of this Agreement, at arm’s length (within the meaning of the Tax Act).
42.Competition Act.
Neither the aggregate value of the assets in Canada, nor the aggregate annual gross revenues from sales in or from Canada, of Corporation and its Subsidiaries exceeds C$93 million as determined in accordance with the Competition Act (Canada) and the regulations thereunder.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF PURCHASER
1.Corporate Existence and Power.
Purchaser is a corporation duly incorporated and validly existing under the Laws of the State of Delaware. Purchaser has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.
2.Corporate Authorization.
Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and the CVR Agreement and to perform its obligations hereunder and thereunder. The execution and delivery and performance by Purchaser of this Agreement and the CVR Agreement and the consummation of the Arrangement, including the issuance of the CVRs, have been duly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser is necessary to authorize this Agreement or the CVR Agreement.
3.Execution and Binding Obligation.
This Agreement has been duly executed and delivered by Purchaser, and constitutes a legal, valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. The CVR Agreement will, when duly executed and delivered by Purchaser, constitute a legal, valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
4.Governmental Authorization.
The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Arrangement and the transactions contemplated in the Plan of Arrangement, including the issuance of the CVRs, do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (a) the Interim Order and any approvals required by the Interim Order, (b) the Final Order, (c) filings with the Director under the CBCA, (d) compliance with any applicable Securities Laws and any applicable rules and policies of the Nasdaq Global Select Market, (e) filings and notifications as may be required to be made under the HSR Act and any other applicable antitrust laws and (f) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, materially delay, impede or prevent the ability of Purchaser to consummate the Arrangement and the transactions contemplated hereby.
5.No Conflict/Non-Contravention.
Purchaser is not in violation or default of, nor will the execution of this Agreement or the CVR Agreement, and the performance by Purchaser of its obligations hereunder and thereunder, including the issuance of the CVRs, result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, or give rise to any right to
D-1

accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien upon any property or assets of Purchaser pursuant to (a) any term or provision of the Constating Documents of Purchaser or any resolution of the directors or shareholders of Purchaser, (b) any Contract to which Purchaser is a party, or (c) any Law.
6.Investment Canada Act.
Purchaser is a trade agreement investor within the meaning of the Investment Canada Act.
7.Sufficient Funds.
Purchaser has, and will have at the Effective Time, sufficient funds available to pay the aggregate Consideration as required by this Agreement.
8.Security Ownership.
Purchaser does not hold or beneficially own any securities of Corporation or any of its affiliates.
9.Litigation.
There is no litigation or governmental or other proceeding or investigation at law or in equity before any court or before or by any Governmental Entity in progress, pending or, to the knowledge of Purchaser, threatened against, or involving the assets, properties or business of Purchaser, which would reasonably be expected to adversely affect the consummation of the transactions contemplated by this Agreement, or the performance by Purchaser of its obligations hereunder.
D-2

SCHEDULE E
CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2023 (this “Agreement”), is entered into by and between Shockwave Medical, Inc., a corporation existing under the Laws of the State of Delaware (“Purchaser”) and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”).
RECITALS
WHEREAS, Purchaser and Neovasc Inc., a corporation existing under the Canada Business Corporations Act (the “Corporation”), have entered into an Arrangement Agreement, dated as of January 16, 2023 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Arrangement Agreement”), pursuant to which the Corporation and Purchaser entered into an agreement to consummate an arrangement under Section 192 of the Canada Business Corporations Act, whereby, among other things and pursuant to the terms of the Arrangement Agreement, each outstanding common share in the capital of the Corporation (each a “Share” and collectively, the “Shares”) shall be transferred to Purchaser (the “Plan of Arrangement”);
WHEREAS, pursuant to the Arrangement Agreement, Purchaser has agreed to provide to the Corporation’s shareholders (other than Dissenting Holders as defined therein), holders of certain options to purchase Shares (each an “Option” and collectively, the “Options”), holders of certain restricted share units in respects of Shares (each a “RSU” and collectively, the “RSUs”) and holders of certain share appreciation rights in respect of Shares (each a “SAR” and collectively, the “SARs”), the right to receive cash payments hereunder; and
WHEREAS, pursuant to this Agreement, the maximum aggregate amount payable per CVR (as hereinafter defined) is $12.00 in cash subject to reduction as herein described, without interest.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:
Article 1
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
Section 1.1Definitions. As used in this Agreement, the following terms will have the following meanings:
“Acting Holders” means, at the time of determination, Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register.
“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Assignee” has the meaning set forth in Section 6.3.
“Board of Directors” means the board of directors of Purchaser.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of Purchaser to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.
“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.
“CVRs” means the rights of Holders (granted to initial Holders pursuant to the Arrangement Agreement) to receive cash payments pursuant to this Agreement.
“CVR Register” has the meaning set forth in Section 2.3(2).
“Delaware Courts” has the meaning set forth in Section 6.5(2).
“Depositary” has the meaning set forth in the Arrangement Agreement.
“DTC” means The Depository Trust Company or any successor thereto.
“Effective Time” has the meaning set forth in the Arrangement Agreement.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“FDA” means the United States Food and Drug Administration or any successor agency.
“FDA Approval” means the grant by the FDA to Corporation, Purchaser or any of their respective Affiliates of final approval of the Reducer PMA for the Primary Indication.
“FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“Milestone” means FDA Approval.
“Milestone Failure Notice” means a written notice delivered by Purchaser to the Rights Agent indicating that the Milestone was not achieved by the Milestone Outside Date.
“Milestone Notice” has the meaning set forth in Section 2.4(1).
“Milestone Outside Date” means December 31, 2027.
“Milestone Payment” means, as applicable and without any aggregation, an amount equal to: (i) $12.00 per CVR if the Milestone is achieved on or prior to June 30, 2026, (ii) $8.00 per CVR if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) $4.00 per CVR if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027.
“Milestone Payment Amount” means, for a given Holder, the product of (a) the Milestone Payment and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice.
“Officer’s Certificate” means a certificate signed by an authorized officer of Purchaser, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Payee” has the meaning set forth in Section 2.4(5).
“Permitted Transfer” means: a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.
“Person” means any individual, Entity or Governmental Body.
“Premarket Approval” shall mean a premarket approval as defined in the FFDCA necessary to market Reducer in the United States.
“Primary Indication” means the treatment of angina.
“Reducer” means the device known as Neovasc Reducer that is used as the intervention device in the COSIRA-II trial sponsored by Corporation for the Primary Indication having ClinicalTrials.gov identifier NCT05102019.
“Reducer PMA” means the Premarket Approval application filed by Corporation, Purchaser or any of their respective Affiliates with the FDA for Reducer for the Primary Indication.
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Shares” has the meaning set forth in the Arrangement Agreement.
“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.
“Valid Tax Certificate” has the meaning set forth in the Arrangement Agreement.
“Withholding Drop Date” has the meaning set forth in Section 2.4(5).

“Withholding Tax Ruling” has the meaning set forth in the Arrangement Agreement.
Section 1.2Rules of Construction. In this Agreement, unless otherwise specified:
(1)Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.
(2)Currency. All references to dollars or to $ are references to U.S. dollars.
(3)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate” means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.
(5)Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(6)Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.
(7)Time References. References to time are to local time, New York, New York.
Article 2
CONTINGENT VALUE RIGHTS
Section 2.1    CVRs; Appointment of Rights Agent.
(1)The CVRs represent the rights of Holders (granted to the initial Holders pursuant to the Arrangement Agreement) to receive cash payments pursuant to this Agreement.
(2)The Purchaser hereby appoints the Rights Agent to act as Rights Agent for the Purchaser in accordance with the express terms and conditions (and no implied terms and conditions) set forth in this Agreement, and the Rights Agent hereby accepts such appointment.
Section 2.2    Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.
Section 2.3    No Certificate; Registration; Registration of Transfer; Change of Address.
(1)The CVRs will not be evidenced by a certificate or other instrument.

(2)Subject to the delivery of information and instructions by the Purchaser to the Rights Agent in form and substance acceptable to the Rights Agent, the Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing Shares held by DTC on behalf of the street holders of the Shares held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Shares by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Purchaser may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the Rights Agent. Promptly after receipt of such request, the Rights Agent shall deliver a copy of the CVR Register, as then in effect, to Purchaser at the address set forth in Section 6.1.
(3)Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR pursuant to a Permitted Transfer must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney-in-fact duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Purchaser and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Purchaser and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.
(4)A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register.
Section 2.4    Payment Procedures; Notices.
(1)On or prior to the date that is twenty (20) Business Days following the achievement by Purchaser, the Corporation or any of their respective Affiliates of the Milestone, (i) Purchaser shall deliver to the Rights Agent written notice indicating that the Milestone has been achieved (the “Milestone Notice”) and an Officer’s Certificate certifying the date of such achievement and that the Holders are entitled to receive the Milestone Payment, (ii) Purchaser shall deliver to the Rights Agent any letter of instruction reasonably required by the Rights Agent and (iii) Purchaser shall deliver to the Rights Agent the payment required by Section 4.2. Until the Rights Agent receives such Milestone Notice and corresponding Officer’s Certificate, the Rights Agent may presume conclusively for all purposes that no event has occurred that would require payment of a Milestone

Payment. If the Milestone shall not have been achieved by the Milestone Outside Date, Purchaser shall deliver to the Rights Agent a Milestone Failure Notice on or prior to the date that is twenty (20) Business Days following the Milestone Outside Date.
(2)The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of the Milestone Notice and pay the Milestone Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of the Milestone Failure Notice, send each Holder at its registered address a copy of such Milestone Failure Notice.
(3)Except to the extent any portion of the Milestone Payment is required to be treated as imputed interest and except as otherwise required pursuant to applicable law, the parties hereto intend to treat the Milestone Payment for all Tax purposes as consideration for the Shares, Options, RSUs and SARs pursuant to the Arrangement Agreement. Purchaser and the Corporation shall report imputed interest on the CVRs as required by applicable law.
(4)Purchaser or its applicable Affiliate (including the Corporation) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from the Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax law and in accordance with the Withholding Tax Ruling, if obtained, as may reasonably be determined by Purchaser or the Rights Agent. Any such withholding may be made, or caused to be made, by Purchaser through making payments with respect to Holders who received CVRs in consideration of Options, RSUs or SARs through the Corporation’s or its Affiliate’s payroll system or any successor payroll system. In lieu of withholding such amounts, Purchaser or its Affiliate shall be entitled to otherwise recover or to require a Holder to provide for such applicable Taxes. Prior to making any Tax withholdings or causing any Tax withholdings to be made with respect to any Holder, other than ordinary course payroll withholding and reporting on the Milestone Payment Amount, Purchaser shall instruct the Rights Agent to, and upon receipt of such instruction the Rights Agent shall use customary efforts to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from Holders in order to provide a reasonable opportunity for the Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and the Milestone Payment may be reasonably delayed in order to gather such necessary Tax forms. Purchaser, its Affiliates and the Rights Agent may assume all such forms in its possession or provided by any Holder are valid under applicable law until subsequently notified by such Holder. The Rights Agent shall promptly remit, or cause to be remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Body. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as required by applicable law, Purchaser or its applicable Affiliate shall deliver (or shall cause the Rights Agent to deliver) to the Person to whom such amounts would otherwise have been paid an original IRS Form W-2, Form 1099 or other reasonably acceptable evidence of such withholding.
(5)Notwithstanding the foregoing, and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement to each Shareholder and holder of RSUs, SARs and Options (each a “Payee”) shall be retained by the Corporation, the Depositary, or the Rights Agent, as applicable, for the benefit of each such Payee for a period of ninety (90) days following the date of any payments with respect to the CVR (or such longer reasonable period as may be provided by Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the “Withholding Drop Date”), unless Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date, (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee's portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.
(6)Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the provisions of Sections 2.4(4) and 2.4(5) above, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.
(7)Any portion of the Milestone Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the Milestone Notice will be delivered by the Rights Agent to Purchaser, upon demand, and any Holder will thereafter look only to Purchaser for payment of the Milestone Payment Amount, without interest, but such Holder will have no greater rights against Purchaser than those accorded to general unsecured creditors of Purchaser under applicable law.
(8)None of Purchaser, any of its Affiliates or the Rights Agent will be liable to any Person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If, despite Purchaser’s and/or the Rights Agent’s commercially reasonable efforts to deliver the Milestone Payment Amount to the applicable Holder, the Milestone Payment Amount has not been paid prior to twelve (12) months after the date that is twenty (20) Business Days following the achievement of (or immediately prior to such earlier date on which the Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body), the Milestone Payment Amount will, to the extent permitted by applicable law, become the property of Purchaser, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Purchaser agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Purchaser in accordance with Section 6.4. The indemnification provided by this Section 2.4(8) shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.
Section 2.5    No Voting, Dividends or Interest; No Equity or Ownership Interest in Purchaser or any of its Affiliates.
(1)The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
(2)The CVRs will not represent any equity or ownership interest in Purchaser, any constituent corporation to the Plan of Arrangement or any of their respective Affiliates.
Section 2.6    Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Purchaser without consideration therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Holder of such transfer and cancellation. Nothing in this Agreement shall prohibit Purchaser or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Purchaser or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article V and Section 6.3 hereunder.
Section 2.7    Holding of Funds. All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Purchaser and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Purchaser. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party; provided, that in the event the Funds are diminished below the level required for the Rights Agent to make cash payments as required under this Agreement, including any such diminishment as a result of investment losses, Purchaser shall immediately pay additional cash to Computershare in an amount equal to the deficiency in the amount required to make such payments. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to Purchaser, any Holder or any other Person.

Article 3
THE RIGHTS AGENT

Section 3.1    Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction).
Section 3.2    Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
(1)the Rights Agent may rely and will be protected and held harmless by Purchaser in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
(2)whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, incur no liability and be held harmless by Purchaser for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;
(3)the Rights Agent may engage and consult with counsel of its selection and the advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Purchaser in respect of any action taken, suffered or omitted by it hereunder in the absence of faith and in reliance thereon;
(4)the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
(5)the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
(6)the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Purchaser with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Purchaser only;
(7)the Rights Agent will have no liability and shall be held harmless by Purchaser in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Purchaser); nor shall it be responsible for any breach by Purchaser of any covenant or condition contained in this Agreement;
(8)Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense (including the reasonable expenses and counsel fees and other disbursements) arising out of or in connection with Rights Agent’s preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable out-of-pocket costs and expenses of counsel in defending Rights Agent against any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful misconduct. The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Purchaser;
(9)anything to the contrary notwithstanding, in the absence of fraud, bad faith or willful misconduct (each as determined by a final non-appealable judgment of court of competent jurisdiction) on the part of the Rights Agent, (i) the Rights Agent shall not be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits) arising out of any act or failure to act hereunder, even if the Rights Agent has been advised of the likelihood of such loss or damage or has foreseen the possibility or likelihood of such damages and (ii) the aggregate liability of the Rights Agent arising in connection with this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the amounts paid or payable hereunder by Purchaser to the Rights Agent as fees and charges during the twelve (12) month period immediately preceding the event for which recovery from the Rights Agent is being sought;
(10)Purchaser agrees (i) to pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Purchaser on or prior to the date hereof and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Purchaser for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;
(11)the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to Purchaser, to the Holders or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence, willful misconduct or bad faith (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof;
(12)the Rights Agent and any stockholder, affiliate, member, director, officer, agent, representative or employee of the Rights Agent may buy, sell or deal in any of the securities of Purchaser or become pecuniarily interested in any transaction in which Purchaser may be interested, or contract with or lend money to the Purchaser or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, member, officer, agent, representative or employee from acting in any other capacity for the Purchaser or for any other Person;
(13) the Rights Agent shall act hereunder solely as agent for Purchaser and it shall not assume any obligations or relationship of agency or trust with any of the Holders;
(14) the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing;
(15)the Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by Purchaser, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Purchaser;

(16)no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and
(17)the provisions of this Section 3.2 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent, and the payment, termination and the expiration of the CVRs.
Section 3.3    Resignation and Removal; Appointment of Successor.
(1)The Rights Agent may resign at any time by giving written notice thereof to Purchaser specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days prior to the date so specified and such resignation will be effective on the date so specified. Purchaser has the right to remove Rights Agent at any time by written notice to the Rights Agent specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Purchaser to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.
(2)If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(1) or becomes incapable of acting, Purchaser, by written notice to the Rights Agent, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if the Purchaser fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent or any Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent for all purposes hereunder.
(3)Purchaser will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Purchaser fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Purchaser.
(4)The Rights Agent will reasonably cooperate with Purchaser and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent; provided, that such predecessor Rights Agent shall not be required to make any additional expenditure without compensation or reimbursement by the Purchaser or assume any additional liability in connection with the foregoing.
Section 3.4    Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(2) hereunder will execute, acknowledge and deliver to Purchaser and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Purchaser or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent, except such rights which survive its resignation, replacement or removal under the terms hereunder.
Article 4
COVENANTS
Section 4.1    List of Holders. Purchaser will furnish or cause to be furnished to the Rights Agent in such form as Purchaser receives from the Corporation’s transfer agent (or other agent performing similar services for the Corporation with respect to the Shares, Options, RSUs or SARs), the names and addresses of the Holders within thirty (30) Business Days of the Effective Time.
Section 4.2    Payment of Milestone Payment Amounts. If the Milestone has been achieved in accordance with this Agreement, Purchaser will, promptly following the delivery of the Milestone Notice to the Rights Agent, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each Holder. For the avoidance of doubt, the Milestone Payment Amount shall only be paid, if at all, one time under this Agreement, and the maximum aggregate potential amount payable per CVR under this Agreement shall be $12.00. Absent sufficient deposits by Purchaser, the Rights Agent shall have no duty or obligation to make payments to the Holders
Section 4.3    Books and Records. Purchaser shall, and shall cause its Affiliates to, keep records in sufficient detail to enable the Holders to determine the amounts payable hereunder.
Section 4.4    No Obligation. Notwithstanding anything in this Agreement to the contrary, in no event shall Purchaser or any of its Affiliates be required to undertake any level of efforts, or employ any level of resources, to develop any product or achieve the Milestone.
Section 4.5    Further Assurances. Purchaser agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.
Article 5
AMENDMENTS
Section 5.1    Amendments without Consent of Holders.
(1)Without the consent of any Holders, Purchaser and its Affiliates, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:
(a)to evidence the succession of another Person to Purchaser and the assumption by any such successor of the covenants of Purchaser herein as provided in Section 6.3;
(b)to add to the covenants of Purchaser such further covenants, restrictions, conditions or provisions as Purchaser and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(c)to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the rights of the Holders;

(d)as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws, and to ensure that the CVRs are not subject to the prospectus requirement under applicable Canadian securities laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(e)to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4; or
(f)any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.
(2)Without the consent of any Holders, Purchaser and its Affiliates, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 6.4.
(3)Promptly after the execution by Purchaser and its Affiliates and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Purchaser will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.2    Amendments with Consent of Holders.
(1)Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Purchaser and its Affiliates, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.
(2)Promptly after the execution by Purchaser and its Affiliates and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Purchaser will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.3    Execution of Amendments. As a condition precedent to the execution of any supplement or amendment to this Agreement permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Purchaser stating that the execution of such amendment is authorized or permitted by this Agreement. Each supplement or amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Purchaser. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants, obligations, immunities or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.
Section 5.4    Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
Article 6
OTHER PROVISIONS OF GENERAL APPLICATION
Section 6.1    Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person or when sent by FedEx or other internationally recognized overnight courier service, by electronic mail, or by registered or certified mail (postage prepaid, return receipt requested), as follows:
If to the Rights Agent, to it at:
Computershare Inc.
Computershare Inc.
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Attention: Client Services
If to Purchaser, to it at:
5403 Betsy Ross Dr.,
Santa Clara, California
95054
Attn: General Counsel
Email:
with a copy to (which shall not constitute notice):
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, California
94104
Attention: Douglas N. Cogen; David K. Michaels; Jeremy R. Delman
Email:
and
Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montreal, Québec
H3A 3N9
Canada
Attention: Olivier Désilets; Brett Seifred
Email:

Any party may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.
Section 6.2    Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
Section 6.3    Successors and Assigns. Purchaser may assign any or all of its rights, interests and obligations hereunder to (a) in its sole discretion and without the consent of any other party, any controlled Affiliate of Purchaser, but only for so long as it remains a controlled Affiliate of Purchaser, or (b) with the prior written consent of the Acting Holders, any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Purchaser pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a) above in this Section 6.3, Purchaser (and the other assignor), as applicable, shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Purchaser hereunder, with such Assignee substituted for Purchaser under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Purchaser’s successors and each Assignee. Each of Purchaser’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Purchaser. The Rights Agent may not assign this Agreement without Purchaser’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.
Section 6.4    Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent and its permitted successors and assigns, Purchaser, Purchaser’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly set forth in this Agreement and the Arrangement Agreement and no implied covenants or obligations will be read into this Agreement against any party. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Purchaser, which notice, if given, shall be irrevocable.
Section 6.5    Governing Law; Jurisdiction; Waiver of Jury Trial.
(1)This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
(2)Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1. Each of the parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts.
(3)EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.5(3).
Section 6.6    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to the Purchaser.
Section 6.7    Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Purchaser to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register of the Milestone Payment Amount (if any) required to be paid under the terms of this Agreement or the Milestone Failure Notice issued by Purchaser in accordance with the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Purchaser and the Acting Holders, and (c) the Milestone Outside Date, with respect to Purchaser’s obligation to make the Milestone Payment if the Milestone has not been achieved on or by such date. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or Sections 2.4(6), 3.2, 6.4 to 6.7 and 6.13, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.
Section 6.8    Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.
Section 6.9    Entire Agreement. As it relates to the Rights Agent, this Agreement and the Fee Schedule constitute the entire agreement of the parties hereto, notwithstanding the reference to any other agreement herein, including the Arrangement Agreement, and supersedes all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof. As between Purchaser and the Corporation this Agreement and the Arrangement Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Arrangement Agreement, this Agreement shall govern and be controlling.
Section 6.10    Legal Holiday. In the event that the date that is twenty (20) Business Days following the achievement of the Milestone shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date that is twenty (20) Business Days following the achievement of the Milestone.
Section 6.11    Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.11.
Section 6.12    Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control, including acts of God, terrorist acts, pandemics, epidemics, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.
Section 6.13    Confidentiality. The Rights Agent and the Purchaser agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court or Governmental Entity of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
SHOCKWAVE MEDICAL, INC.
By:
Name:
Title:
RIGHTS AGENT:

COMPUTERSHARE INC. and
COMPUTERSHARE TRUST COMPANY, N.A., on behalf of both entities

By:
Name:
Title: